Exhibit 99.1

NOTICE OF MEETING
AND
MANAGEMENT INFORMATION CIRCULAR
FOR THE
ANNUAL MEETING OF SHAREHOLDERS
to be held on November 17, 2020

September 23, 2020

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Aphria Inc.

NOTICE-AND-ACCESS

NOTICE IS HEREBY GIVEN that an annual meeting (the “Meeting”) of shareholders (“Shareholders”) of Aphria Inc. (“Aphria” or the “Company”) will be held virtually at https://web.lumiagm.com/220194008 on Tuesday, November 17, 2020, at 2:00 PM (Eastern Time), subject to any adjournment(s) or postponement(s) thereof for the following purposes:

1.       to receive the annual audited financial statements of the Company for the financial year ended May 31, 2020, together with the report of the auditors thereon;

2.       to appoint the auditors of the Company to hold office until the close of the next annual meeting of the Shareholders or until a successor is appointed, and to authorize the directors of the Company to fix the remuneration of the auditors;

3.       to elect directors of the Company to hold office until the close of the next annual meeting of the Shareholders or until their successors shall be elected or appointed; and

4.       to consider other business that may properly come before the Meeting or any adjournment thereof.

This Notice (this “Notice of Meeting”), the accompanying management information circular in respect of the meeting (the “Circular”), and the annual financial statements for the financial year ended May 31, 2020 (the “Financial Statements”) and related management’s discussion and analysis (the “MD&A”) have been posted on the Company’s website at aphriainc.com/investors and on Aphria’s profile at www.SEDAR.com.

The voting procedure for the Meeting is explained in detail in the Circular. As a shareholder of Aphria, it is very important that you read the Circular carefully and then vote your common shares, either online at the Meeting, by proxy or by voting instruction form, as applicable.

In lieu of mailing this Notice of Meeting, the Circular, the Financial Statements, and the MD&A, we are using the notice-and-access mechanism under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations. to provide access to an electronic copy of these documents to registered holders and non-objecting beneficial owners of Aphria’s common shares by posting them on the websites noted above. Notice-and-access allows issuers to post electronic versions of proxy-related materials (such as proxy circulars and annual financial statements) online, via the System for Electronic Data Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials to Shareholders. Shareholders who have previously provided standing instructions will receive a paper copy of these documents.

The Company will deliver paper copies of this Notice of Meeting directly to registered holders and non-objecting beneficial owners of Aphria’s common shares through the services of Computershare Investor Services Inc. (“Computershare”) and Broadridge Financial Solutions, Inc. (“Broadridge”), respectively. The Company does not intend to pay for intermediaries to deliver these materials to objecting beneficial owners.

In order to ensure that paper copies of the proxy-related materials can be delivered to a requesting Shareholder in time for such Shareholder to review them and vote their Common Shares for the Meeting, requests for paper copies must be received no later than Monday, November 2, 2020. To obtain paper copies or if you have questions about Notice-and-Access:

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•	Registered Shareholders must contact Computershare, toll-free within North America at 1-866-962-0498, or direct from outside of North America at 1-514-982-8716, and enter the 15-digit control number as indicated on your form of proxy.
•	Non-objecting beneficial owners must contact Broadridge by phone, toll-free within North America at 1-877-907-7643, or direct from outside of North America at 1-905-507-5450, or on the web at www.proxyvote.com, and enter the 16-digit control number as indicated on your voting instruction form. Non-objecting beneficial owners that do not have a control number must call 1-855-887-2243.

The record date for determining the Shareholders entitled to receive notice of and vote at the Meeting is September 18, 2020. If you held common shares as of the close of business on such date, you have the right to cast one vote per common share on any resolution to be voted upon at the Meeting.

Registered Shareholders may attend the virtual meeting or may be represented by proxy. Registered Shareholders who are unable to attend the virtual Meeting (or any adjournment or postponement) are requested to date, sign, and return the enclosed form of proxy for use at the Meeting (or any adjournment or postponement). To be effective, the form of proxy must be received by Aphria’s transfer agent Computershare at its offices at 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, M5J 2Y1 (according to the instructions on the proxy), not less than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time). The chair of the Meeting has discretion to waive or extend this cut-off time without notice. Registered Shareholders and duly appointed proxyholders of such registered Shareholders will be able to virtually attend, participate and vote during the Meeting’s live webcast online at https://web.lumiagm.com/220194008.

Registered Shareholders and nonregistered Shareholders who wish to appoint a person other than the management nominees identified on the applicable form of proxy or voting instruction form to represent them at the Meeting will also need to register such proxyholder, which is an additional step to be completed after the form of proxy or voting instruction form, as applicable, has been submitted. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the meeting (a “Username”). Without a Username, proxyholders will not be able to participate or vote at the Meeting. To register a proxyholder, Shareholders MUST visit www.computershare.com/aphria and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email after the proxy cut-off.

If you are a nonregistered Shareholder and have received these materials through your broker or through another intermediary, please follow the instructions set out in the voting instruction form or other instructions received from the intermediary to ensure that your common shares will be voted at the Meeting.

If you have any questions or require more information with respect to voting your common shares at the Meeting, please contact our proxy solicitation agent, Kingsdale Advisors, by email at contactus@kingsdaleadvisors.com or by telephone at 1-888-518-6805 (toll-free within North America) or 416-867-2272 (collect outside North America).

Dated September 23, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

“Irwin D. Simon”

Irwin D. Simon

Chief Executive Officer and Chair of the Board of Directors

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Table of Contents

Management Information Circular	5
Proxy-Related Matters	6
Non-IFRS Measures	9
Voting Securities and Principal Holders Thereof	10
Business of the Meeting	10
Compensation Discussion and Analysis	20
Security-based Compensation Arrangements	43
Securities Authorized for Issuance under Equity Compensation Plans	56
Indebtedness of Directors and Officers	56
Interest of Informed Persons in Material Transactions	57
Interest of Certain Persons and Companies in Matters to be Acted Upon	57
Directors’ and Officers’ Liability Insurance	57
Statement of Corporate Governance Practices	57
Communicating with the Board	65
Approval	65
Exhibit “A”	A-1
Exhibit “B”	B-1

About forward-looking information

Aphria includes forward-looking information in this circular within the meaning of applicable securities legislation and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (together, “forward-looking statements”). Various assumptions were used in drawing the conclusions contained in the forward-looking statements included in this circular. Forward looking statements reflect management’s current beliefs with respect to future events and are based on information currently available to management including based on reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believes to be relevant as at the date such statements are made. Wherever possible, words such as “forecast”, “future”, “expect”, “likely” “may”, “will”, “should”, “would”, “could”, “expect”, “intend”, “anticipate”, “potential”, “proposed”, “contemplate”, “believe”, “estimate”, “plan”, “project”, and the negative of these terms or similar expressions have been used to identify the forward-looking information, which includes, without limitation: implementation of compensation policies and practices.

All forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any future forward-looking statements. Factors that may cause such differences include, but are not limited to the factors discussed under the heading “Risk Factors” in Aphria’s most recent Annual Information Form and under the heading “Industry Trends and Risks” in Aphria’s most recent management’s discussion and analysis. Although the Company attempted to identify important factors that could cause actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events, or results to differ from those anticipated, estimated or intended.

These forward-looking statements are as at the date of this circular and the Company and management assume no obligation to update or revise them to reflect new events or circumstances except as required by securities laws. The Company and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

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Management Information Circular

Introduction

This management information circular (this “Circular”) is for the annual meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Common Shares”) of Aphria Inc. (the “Company” or “Aphria”) to be held virtually at https://web.lumiagm.com/220194008 on Tuesday, November 17, 2020, at 2:00 PM (Eastern Time), subject to any adjournment(s) or postponement(s) thereof.

Please note that this year we are holding a virtual only meeting in an abundance of caution to protect everyone’s health and safety from the COVID-19 pandemic.

In this Circular, “you” and “your” refer to the Shareholder, and “we”, “us”, and “our”, refer to Aphria. The information in this document is presented as of September 23, 2020, unless otherwise indicated. The meeting will be held via a live webcast. Shareholders will still have the opportunity to vote on specific items of business and ask questions.

To help you make an informed decision, please read this Circular, which gives you important information about the Company and the matters to be dealt with at the Meeting, and the annual financial statements for the year ended May 31, 2020 (the “Financial Statements”) and related management’s discussion and analysis (the “MD&A”), which gives you important financial information about the Company.

All currency amounts referred to in this Circular are expressed in Canadian dollars unless stated otherwise. The compensation of Irwin Simon, James Meiers and Denise M. Faltischek is paid in US dollars and reported in Canadian dollars. The rate of exchange used to convert US dollars to Canadian dollars is the annual exchange rate reported by the Bank of Canada for the period June 1, 2019 to May 31, 2020. The annual exchange rate reported by the Bank of Canada is C$1.3405 per US$1.00.

Record Date and Quorum

The Company’s board of directors (the “Board”) has resolved that the record date (the “Record Date”) for determining which Shareholders are entitled to receive notice of and vote at the Meeting is September 18, 2020. If you held Common Shares as of the close of business on the Record Date, you have the right to cast one vote per Common Share held on such date on any resolution to be voted upon at the virtual Meeting.

Under the by-laws of Aphria, a quorum of shareholders is present at a meeting of shareholders if the holders of not less than 10% of the shares entitled to vote at the meeting are present in person or represented by proxy, and at least two persons entitled to vote at the meeting are present at the meeting in accordance with the by-laws.

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Proxy-Related Matters

Solicitation of Proxies

This Circular is provided in connection with the solicitation of proxies by the management of Aphria for use at the Meeting for the purposes set out in the accompanying notice of meeting (the “Notice of Meeting”). The associated costs of soliciting proxies will be borne by the Company. The solicitation of proxies will be conducted by mail. However, directors, officers, regular employees of Aphria and agents and consultants of the Company may also solicit proxies by telephone, facsimile, e-mail or in person without special compensation.

The Company has engaged Kingsdale Advisors (“Kingsdale”) as its strategic shareholder advisor and proxy solicitation agent and will pay fees of approximately $40,000 to Kingsdale for the proxy solicitation service, in addition to certain out-of-pocket expenses. Shareholders can contact Kingsdale either by mail at Kingsdale Advisors, The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2, by toll-free telephone in North America at 1-888-518-6805 or collect call outside North America at 416-867-2272, or by e-mail at contactus@kingsdaleadvisors.com.

Aphria may utilize the Broadridge QuickVote™ service to assist beneficial Shareholders with voting their common shares over the telephone. Alternatively, Kingsdale may contact such beneficial Shareholders to assist them with conveniently voting their Aphria shares directly over the phone.

Appointment of Proxies

Shareholders who are unable to attend the virtual Meeting and vote may still vote by appointing a proxyholder. The enclosed form of proxy designates Irwin D. Simon, Chief Executive Officer of the Company, and Carl Merton, Chief Financial Officer of the Company, as proxyholder and alternate proxyholder, respectively.

However, a Shareholder has the right to appoint a person or corporation (who need not be a Shareholder) other than the persons designated in the form of proxy provided by Aphria or voting instruction form received by the Shareholder, as applicable, to represent the Shareholder at the Meeting. To exercise this right, the Shareholder should strike out the names of the Company’s designees in the enclosed form of proxy or voting instruction form and insert the name of the desired representative in the blank space provided, or submit another appropriate form of proxy. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your applicable form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the meeting (a “Username”). Without a Username, proxyholders will not be able to participate or vote at the virtual Meeting. To register a proxyholder, Shareholders MUST visit www.computershare.com/aphria and provide Computershare Investor Services Inc. (“Computershare”) with their proxyholder’s contact information, by 2:00 PM (Eastern Time) on November 13, 2020 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays) so that Computershare may provide the proxyholder with a Username via email. Make sure that the person you appoint is aware that they have been appointed and attends the virtual Meeting or the Common Shares appointed to such appointee will not be voted.

In order to be effective, Shareholders must send their proxy to Aphria’s registrar and transfer agent, Computershare, at its offices at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 or by telephone at 1-866-732-8683 (according to the instructions on the proxy), not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time fixed for the Meeting, being Tuesday, November 17, 2020, at 2:00 PM (Eastern Time), subject to any adjournment or postponement. The chair of the Meeting has discretion to waive or extend this cut-off time without notice. The proxy shall be in writing and executed by the respective Shareholder or such Shareholder’s attorney authorized in writing or, if such Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney.

If you are a nonregistered Shareholder and wish to virtually attend, participate or vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions below under the heading “Proxy-Related Matters - Attending and Participating at the Meeting”.

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If you are a nonregistered Shareholder in the United States, and wish to virtually attend, participate or vote at the meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under “Proxy-Related Matters - Attending and Participating at the Meeting”, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting instruction form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a legal proxy from your intermediary, you must then submit such legal proxy to Computershare at 100 University Avenue; 8th Floor, Toronto, Ontario, M5J 2Y1 or uslegalproxy@computershare.com AND register yourself as your proxyholder, as described above.

Revocation of Proxy

A registered Shareholder who has submitted a proxy may revoke it at any time prior to it being exercised. If a registered Shareholder who has given a proxy virtually attends the Meeting and votes online, such registered Shareholder’s previously submitted proxy will be revoked. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the registered Shareholder or their attorney authorized in writing or, if the registered Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney and deposited either at the head office of the Company at any time up to and including the last business day preceding the day of the Meeting (or any adjournment or postponement) at which the proxy is to be used, or with the chair of the Meeting on the day of the Meeting (or any adjournment or postponement), and upon either of such deposits, the proxy is revoked. If you are a nonregistered Shareholder, please contact your intermediary for instructions on how to revoke your voting instructions.

Voting of Proxies

The Common Shares represented by an effective proxy will be voted for or against or withheld, as applicable, from voting in accordance with the instructions specified on the proxy on any ballot that may be called. Where no choice is specified on the proxy, the Common Shares will be voted FOR the matters set out on the enclosed form of proxy. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The enclosed form of proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting (or any adjournment or postponement). As at the date of this Circular, management is not aware of any amendments, variations, or other matters which may be brought before the Meeting. If such should occur, the persons designated by management will vote in accordance with their best judgment, exercising discretionary authority.

Advice to Nonregistered Shareholders

You are a “nonregistered Shareholder” if your Common Shares are registered in the name of a nominee, such as a brokerage firm through which you purchased the shares, a bank, a trust company, or a trustee or administrator of self-administered RRSPs, RRIFs, RESPs, and similar plans. In Canada, the vast majority of shares held by nonregistered Shareholders are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Inc., which acts as a nominee of many Canadian brokerage firms. Common Shares held by brokers or their nominees can only be voted or withheld from voting upon the instructions of the nonregistered Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of Aphria do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries to seek voting instructions from nonregistered Shareholders in advance of Shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by nonregistered Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a nonregistered Shareholder by its broker may be identical to the form of proxy provided by Aphria to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the nonregistered Shareholder. Many brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge will provide instructions to nonregistered Shareholders on how to vote their Common Shares. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A nonregistered Shareholder receiving a form of proxy or voting instruction form from Broadridge cannot use that proxy to vote Common Shares directly at the Meeting – the form must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.

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If you are a nonregistered Shareholder and wish to vote virtually at the Meeting, please contact your broker or agent well in advance of the Meeting to determine how you can do so. If you have any questions or require assistance, please contact Kingsdale by telephone at 1-888-518-6805 (toll-free in North America) or 1-416-867-2272 (collect outside North America) or by email at contactus@kingsdaleadvisors.com.

Attending and participating at the meeting

The Company is holding the Meeting as a completely virtual meeting, which will be conducted via live audio webcast. Shareholders will not be able to attend the meeting in person. In order to vote or submit questions during the Meeting’s live webcast, Shareholders must have a valid Username.

Registered Shareholders and duly appointed proxyholders will be able to virtually attend, participate and vote at the Meeting online at https://web.lumiagm.com/220194008. Such persons may then enter the Meeting by clicking “I have a login” and entering a Username and password before the start of the Meeting:

Registered Shareholders: The 15-digit control number located on the form of proxy or in the email notification you received is the Username. The password to the Meeting is “aphria2020” (case sensitive). If you use your control number to log in to the Meeting, you will revoke any proxy you previously submitted. However, in such a case, you will be provided with opportunity to vote by ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, you should enter the Meeting as a guest.

Duly appointed proxyholders: Computershare will provide the proxyholder with a Username by e-mail after the voting deadline has passed. The password to the Meeting is “aphria2020” (case sensitive).

Only registered Shareholders and duly appointed proxyholders will be entitled to participate and vote at the Meeting. Nonregistered Shareholders who have not made arrangements for the due appointment of themselves as proxyholder will not be able to participate or vote at the Meeting but may attend the meeting by clicking “I am a guest” and completing the online form.

Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting (including nonregistered Shareholders who wish to appoint themselves as proxyholder) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See “Proxy-Related Matters - Appointment of Proxies”.

If you are a nonregistered Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above, you must obtain a valid legal proxy from your intermediary, as described above under “Proxy-Related Matters - Appointment of Proxies”.

If you attend the online Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedures.

A guide on how to login to, and vote at, the Meeting can be found at Exhibit "B" of the Circular.

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Obtaining Paper Copies

In lieu of mailing this Circular, the Notice of Meeting, the Financial Statements, and the MD&A, we are using the notice-and-access provisions under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations. The Notice-and-Access provisions allow issuers to post electronic versions of such documents online via SEDAR and one other website, rather than mailing paper copies of such materials to Shareholders. The use of Notice-and-Access provisions reduces paper waste and mailing costs to the Company.

Shareholders will receive a notice containing information on how they can access such documents electronically, as well as instructions on how to receive a paper copy of this Circular, the Notice of Meeting, the Financial Statements, and the MD&A. Shareholders who have previously provided standing instructions will receive a paper copy of such documents together with the form of proxy or voting instruction form.

This Circular and the Notice of Meeting have been posted on the Company’s website at aphriainc.com/investors and on Aphria’s profile at www.SEDAR.com.

The Company will deliver paper copies of this Notice of Meeting directly to registered Shareholders and non-objecting beneficial owners through the services of Computershare and Broadridge, respectively. The Company does not intend to pay for the intermediaries to deliver these materials to objecting beneficial owners, and accordingly, an objecting beneficial owner will not receive the materials unless such objecting beneficial owner’s intermediary assumes the cost of delivery.

In order to ensure that paper copies of the proxy-related materials can be delivered to a requesting Shareholder in time for such Shareholder to review them and vote their Common Shares for the Meeting, requests for paper copies must be received no later than Monday, November 2, 2020. To obtain paper copies or if you have questions about Notice-and-Access:

•	Registered Shareholders must contact Computershare, toll-free within North America at 1-866-962-0498, or direct from outside of North America at 1-514-982-8716, and enter the 15-digit control number as indicated on your form of proxy.
•	Non-objecting beneficial owners must contact Broadridge by phone, toll-free within North America at 1-877-907-7643, or direct from outside of North America at 1-905-507-5450, or on the web at www.proxyvote.com, and enter the 16-digit control number as indicated on your voting instruction form. Non-objecting beneficial owners that do not have a control number must call 1-855-887-2243.

Non-IFRS Measures

In this Circular, reference is made to adjusted EBITDA, which is not a measure of financial performance under International Financial Reporting Standards (“IFRS”). Non-IFRS financial measures do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers.

The Company calculates adjusted EBITDA as follows: net income (loss), plus (minus) income taxes (recovery) plus (minus) non-operating (income) loss, net, plus amortization, plus share-based compensation, plus (minus) non-cash fair value adjustments on sale of inventory and on growth of biological assets, plus impairment, plus transaction costs, and certain one-time non-operating expenses, as determined by management. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and it is a close proxy for repeatable cash generated by operations.

Further information on the Company’s reconciliation of these non-IFRS measures is included in the Financial Statements and the MD&A, which have been posted on the Company’s website at aphriainc.com/investors and on Aphria’s profile at www.SEDAR.com.

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Voting Securities and Principal Holders Thereof

The authorized capital of the Company consists of an unlimited number of Common Shares. There were 288,739,844 Common Shares of the Company outstanding as of the Record Date. Each Common Share owned as of the Record Date entitles the holder to one vote.

To the knowledge of the directors or executive officers of the Company as at the date of this Circular, no person or corporation beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Company.

Business of the Meeting

Receipt of Financial Statements and Report of the Auditors

The audited consolidated financial statements of Aphria for the financial year ended May 31, 2020 (“FY2020”), which also contain comparative information for the financial year ended May 31, 2019 (“FY2019”), and the report of the auditors thereon, will be placed before the Meeting. Approval of the Shareholders is not required in relation to the financial statements or the report of the auditors thereon.

Reappointment of Auditors

On the advice of the Audit Committee, the Board has resolved that PricewaterhouseCoopers LLP will be nominated for reappointment as the auditors of the Company.

Accordingly, the Board recommends that the Shareholders vote FOR the resolution to reappoint PricewaterhouseCoopers LLP as the auditors of Aphria for a term ending at the close of the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board to fix the remuneration of the auditors. PricewaterhouseCoopers LLP have been the auditors of Aphria since October 2016.

Unless specifically instructed, the Company’s designees named in the enclosed form of proxy intend to cast the votes represented by such proxy FOR the resolution to reappoint PricewaterhouseCoopers LLP as auditors and to authorize the Board to fix their remuneration. The reappointment of the auditors is an ordinary resolution, and requires the support of a majority of the votes cast to be adopted.

The following table sets forth, by category, the fees for all services rendered by PricewaterhouseCoopers LLP for FY2019 and FY2020.

Category	FY2019	FY2020
Audit Fees(1)	$780,000	$1,262,000
Audit Related Fees(2)	$90,000	$105,000
Tax Fees(3)	-	-
All Other Fees(4)	$226,000	$53,000

Notes:

(1)                  Includes fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation, regulation or the rules and policies of the Toronto Stock Exchange and The Nasdaq Global Select Market, such as comfort letters, consents, reviews of securities filings, and statutory audits.

(2)                  Includes services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews, and audit or attest services not required by legislation or regulation.

(3)                  Includes fees for all tax services other than those included in “Audit Fees” and “Audit Related Fees”. This category includes fees for tax compliance, tax planning, and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)                  Prospectus fees.

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Election of Directors

The articles of the Company provide that there shall be a minimum of 3 and a maximum of 15 directors, with the actual number to be determined from time to time by the Board. The Board has determined that it is appropriate to present seven nominees for election to the Board.

Each director elected at the Meeting will serve, subject to the by-laws of the Company and applicable law, until the close of the next annual meeting of shareholders or until their successor is elected or appointed, unless their office is earlier vacated.

The Board recommends that Shareholders vote FOR the election of the nominees whose names are set out below.

Unless specifically instructed, the Company’s designees named in the enclosed form of proxy intend to cast the votes represented by such proxy FOR the election of the nominees whose names are set out below.

All of the Company’s nominees have confirmed their eligibility and willingness to serve as a director if elected and, in the opinion of the Board, are qualified to act as directors of the Company. The Company does not anticipate that any of the Company’s nominees will be unable to serve as a director. However, if for any reason any such nominees do not stand for election or are unable to serve as such, the designees named in the enclosed form of proxy may vote for any other nominee in their discretion unless the Shareholder has specified in their proxy that their Common Shares are to be withheld from voting for the election of directors.

The election of directors is subject to the Company’s majority voting policy. See “Statement of Corporate Governance Practices - Majority Voting Policy” below.

Director Nominees

The following pages set out information about each of the Company’s director nominees, including a brief biography, their position with the Company, their principal occupation or employment during the last five years, the date they were first elected or appointed as a director of the Company, their record of attendance at meetings of the Board and current committees, the number of Common Shares and other Aphria securities they beneficially own, control or direct, indirectly or directly, and the Board’s assessment of whether they are “independent” as such term is used in National Instrument 52-110 – Audit Committees (“NI 52-110”).

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Irwin D. Simon

Director, Chair of the Board, and Chief Executive Officer

Age: 62

New York, USA

Director since: December 2018

Not Independent (Chief Executive Officer of Aphria)

Voting results of 2019 annual meeting: 95.54%

Irwin D. Simon is a business executive who founded The Hain Celestial Group, Inc., a leading organic and natural products company in 1993. As Founder, President, Chief Executive Officer and Chairman, Mr. Simon led the Hain Celestial Group for more than 25 years and grew the business to $3 billion in net sales with operations in North America, Europe, Asia, and the Middle East. Mr. Simon has more than 30 years of business experience spanning many domestic and international leadership and operating roles.

Board and committee attendance	Membership	Meeting attendance
	Board	12/12
	Total	100%
Current outside directorships	Public boards
	MDC Partners Inc. Whole Earth Brands Inc.
Equity holdings as of September 23, 2020(1)	Type	Number	Market value ($)
	Common Shares	-	-
	RSUs	1,761,078	$10,443,193
	DSUs	-	-
	Options	1,038,419	$0(2)
	Total Market Value	-	$10,443,193
Shareholding requirements	Exceeds, meets or year to achieve share ownership target
	Exceeds(3)

Notes:

(1)	Granted to Mr. Simon for his role as Interim CEO and CEO and not as Chair of the Board or as a director.
(2)	The market value of the options was calculated as the closing price for the Common Shares on the TSX of $5.93 on September 23, 2020 less the exercise price of such option times the number of options.
(3)	See calculation of share ownership target in “NEO Share Ownership” below.
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Renah Persofsky

Independent Vice Chair / Lead Director Age: 62 Ontario, Canada Director since: October 2017 Independent Voting results of 2019 annual meeting: 95.45%	Renah Persofsky has over 40 years of business experience. She presently serves as the Board Chair for BookJane, an innovative technology platform that enhances the opportunity of the gig economy in the healthcare space, and as the Board Chair of Green Gruff, a start-up that produces organic and sustainable dog supplements. Ms. Persofsky also acts as an executive consultant at CIBC where she advises the bank on strategy and oversees the execution of high profile initiatives. She has been an executive consultant to many iconic brands including Tim Hortons, Canadian Tire, Canada Post and Interac, and was an executive officer of the Bank of Montreal. Ms. Persofsky is a global leader in e-commerce and has co-chaired the Canadian Minister’s Advisory Committee on Electronic Commerce, as well as served as a special advisor to the Minister of Foreign Affairs and Trade.

Board and committee attendance	Membership	Meeting attendance
	Board	12/12
	Nominating and Governance Committee (chair)	2/2
	Total	100%
Current outside directorships	Public boards
	None
Equity holdings as of September 23, 2020	Type	Number	Market value ($)
	Common Shares	18,662	$110,666
	RSUs	800	$4,744
	DSUs	71,726	$425,335
	Options	37,000	$0(1)
	Total Market Value	-	$540,745
Shareholding requirements	Exceeds, meets or year to achieve share ownership target
	Exceeds(2)

Notes:

(1)	The market value of the options was calculated as the closing price for the Common Shares on the TSX of $5.93 on September 23, 2020 less the exercise price of such option times the number of options.
(2)	See calculation of share ownership target in “Director Share Ownership” below.
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Jodi Butts

Director Age: 48 Ontario, Canada Director since: November 2019 Independent Voting results of 2019 annual meeting: 95.87%	A lawyer by trade and an entrepreneur at heart, Jodi L.H. Butts is a mission-oriented executive with a strong track record in driving positive change and growth within leading organizations. Previously, Ms. Butts served as Chief Executive Officer of Rise Asset Development and Senior Vice-President of Operations and Redevelopment at Mount Sinai Hospital. Ms. Butts brings significant governance experience as she currently serves as an independent member of the Board of Directors of Canada Goose Inc.; a member of the Board of Directors of Dot Health; a member of the Board of Governors and Audit Committee of the University of Windsor; and Chair of the Walrus Foundation Board of Directors. She also holds several advisory roles including with Bayshore Home Healthcare and the Canadian Centre for the Purpose of the Corporation.

Board and committee attendance	Membership	Meeting attendance
	Board	9/9
	Nominating and Governance Committee	2/2
	Total	100%
Current outside directorships	Public boards
Canada Goose Holdings Inc.
Equity holdings as of September 23, 2020	Type	Number	Market value ($)
	Common Shares	-	-
	RSUs	-	-
	DSUs	40,094	$237,757
	Options	-	-
	Total Market Value	-	$237,757
Shareholding requirements	Exceeds, meets or year to achieve share ownership target
2024(1)

Notes:

(1)	See calculation of share ownership target in “Director Share Ownership” below.
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John M. Herhalt

Director Age: 63 Ontario, Canada Director since: September 2018 Independent Voting results of 2019 annual meeting: 96.29%	John M. Herhalt is a FCPA (FCA) and a retired partner from KPMG and has over 40 years of experience. He has worked across several industry sectors including automotive manufacturing, consumer products, infrastructure, power and utilities, and the public sector. During his time with KPMG, Mr. Herhalt served as Canada’s national advisory leader, national public sector leader, and KPMG International’s global head of infrastructure, government, and health care sectors providing subject matter advice and support to various KPMG member firms and their clients on a variety of projects in the Americas, Europe, Middle East, and Asia. After retiring from KPMG, Mr. Herhalt has continued to provide management consulting services on a part-time basis and serves as a director on several boards.

Board and committee attendance	Membership	Meeting attendance
	Board	12/12
	Audit Committee (chair)	4/4
	Total	100%
Current outside directorships	Public boards
	None
Equity holdings as of September 23, 2020	Type	Number	Market value ($)
	Common Shares	-	-
	RSUs	7,500	$44,475
	DSUs	54,449	$322,883
	Options	-	-
	Total Market Value	-	$367,358
Shareholding requirements	Exceeds, meets or year to achieve share ownership target
	2023(1)

Notes:

(1)	See calculation of share ownership target in “Director Share Ownership” below.
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David Hopkinson

Director Age: 49 Madrid, Spain Director since: April 2019 Independent Voting results of 2019 annual meeting: 96.19%	An accomplished executive with more than 25 years of diverse sports industry experience, Mr. Hopkinson is Executive Vice President of Madison Square Garden Sports and President of Team Business Operations for MSG’s portfolio of teams which include the New York Knicks (NBA), New York Rangers (NHL) and esports businesses Counter Logic Gaming and Knicks Gaming. Prior to joining MSG Sports, David served as Global Head of Partnerships for Real Madrid Club de Futbol in Madrid, Spain from 2018 to 2020. Mr. Hopkinson spent over 20 years with Maple Leaf Sports and Entertainment (MLSE) in Toronto, Canada and in his last role with MLSE, he served as Chief Commercial Officer, responsible for all revenue generation across MLSE’s teams; the Toronto Maple Leafs (NHL), Toronto Raptors (NBA) and Toronto FC (MLS). David has served on the Chancellor’s Advisory Committee at McGill University in Montreal, Canada as well as the Board of Directors of Canada Basketball and Board of Directors of Canada’s Walk of Fame. In 2013, he was awarded the Queen Elizabeth II Diamond Jubilee Medal in recognition of his Service to Canada.

Board and committee attendance	Membership	Meeting attendance
	Board	12/12
	Compensation Committee	6/7
	Nominating and Governance Committee	1/2
	Total	90%
Current outside directorships	Public boards
None
Equity holdings as of September 23, 2020	Type	Number	Market value ($)
	Common Shares	-	-
	RSUs	-	-
	DSUs	51,510	$305,454
	Options	-	-
	Total Market Value	-	$305,454
Shareholding requirements	Exceeds, meets or year to achieve share ownership target
2024(1)

Notes:

(1)	See calculation of share ownership target in “Director Share Ownership” below.
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Tom Looney

Director Age: 57 Connecticut, USA Director since: November 2018 Independent Voting results of 2019 annual meeting: 87.49%	Tom Looney is the former President of Diageo US Spirits & Canada. In this position Mr. Looney maintained full responsibility for the growth and development of the company’s spirits business in the United States & Canada including brands such as Smirnoff, Crown Royal, Baileys, Johnnie Walker, Captain Morgan, and Ketel One. Mr. Looney was also a member of Diageo’s North American Executive Team. Previously, Mr. Looney held the position of President, Diageo Beer Company overseeing US sales, finance, marketing, and innovation teams.

Board and committee attendance	Membership	Meeting attendance
	Board	11/12
	Audit Committee	4/4
	Compensation Committee	7/7
	Total	96%
Current outside directorships	Public boards
	None
Equity holdings as of September 23, 2020	Type	Number	Market value ($)
	Common Shares	750	$4,448
	RSUs	7,500	$44,475
	DSUs	54,449	$322,883
	Options	-	-
	Total Market Value	-	$371,806
Shareholding requirements	Exceeds, meets or year to achieve share ownership target
	2023(1)

Notes:

(1)                  See calculation of share ownership target in “Director Share Ownership” below.

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Walter Robb

Director Age: 66 California and Texas, USA Director since: April 2019 Independent Voting results of 2019 annual meeting: 96.27%	Walter Robb is the former Co-Chief Executive Officer of Whole Foods Market and brings to Aphria a long and varied entrepreneurial history ranging from natural food retailer to farmer to consultant. Mr. Robb joined Whole Foods Market in 1991 and in 2010 was named co-Chief Executive Officer, at which time he joined the Whole Foods Market board of directors. He is a passionate advocate for greater food access in underserved communities and founded the Whole Kids Foundation during his tenure as Co-CEO. In 2017, Mr. Robb transitioned his leadership focus to mentoring and supporting the next generation of entrepreneurs through the creation of Stonewall Robb Advisors. Mr. Robb is an Executive in Residence at S2G Ventures and serves on the Board of Directors for Union Square Hospitality Group, The Container Store, FoodMaven, Hungry, HeatGenie and Apeel Sciences.

Board and committee attendance	Membership	Meeting attendance
	Board	10/12
	Audit Committee	4/4
	Compensation Committee	7/7
	Total	91%
Current outside directorships	Public boards
The Container Store Group Incorporated
Equity holdings as of September 23, 2020	Type	Number	Market value ($)
	Common Shares	5,000	$29,650
	RSUs	-	-
	DSUs	51,510	$305,454
	Options	-	-
	Total Market Value	-	$335,104
Shareholding requirements	Exceeds, meets or year to achieve share ownership target
2024(1)

Notes:

(1)	See calculation of share ownership target in “Director Share Ownership” below.
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Cease-Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, none of the Company’s nominees:

•	is, as at the date of this Circular, or has been, within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any corporation (including Aphria) that,
•	was subject to an order (including a cease trade order, an order similar to a cease a trade order or an order that denied the relevant company access to any exemption under securities legislation) that was issued while the nominee was acting in the capacity as director, chief executive officer or chief financial officer, or
•	was subject to an order that was issued after the nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the nominee was acting in the capacity as director, chief executive officer or chief financial officer;
•	is, as at the date of this Circular, or has been within ten years before the date of this Circular, a director or executive officer of any corporation (including Aphria) that, while the nominee was acting in that capacity, or within a year of the nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
•	has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the nominee.

Furthermore, to the knowledge of the Company, no nominee (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a nominee.

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Compensation Discussion and Analysis

Overview

During FY2020, we turned our attention to achieving traditional business fundamentals in terms of maximizing growth in net sales, profitability and managing cash flow. During this past fiscal year, despite the impact of the pandemic, we still delivered on our mission and vision to be one of the best performing cannabis companies. In order to ensure the long-term growth and sustainability of our Company, we continue to drive category leadership and assess growth opportunities with the introduction of innovative new products, increase our market share in Canada, maintain a strong financial position and manage our cost of goods and expenses with a focus on being the low-cost, high quality producer.

At the core of our strategy is our mission to be the trusted partner for our patients and consumers by providing them with a cultivated experience and health and wellbeing through high-quality, differentiated brands and innovative products. In the pursuit of our purpose, we are committed to changing people’s lives for the better by investing in our products, our people and our planet for all of our key stakeholders, including our shareholders.

The purpose of this Compensation Discussion and Analysis is to provide information regarding the Company’s executive compensation philosophy, objectives, and processes, and to discuss the material components of our executive compensation programs. It details the determinations made by the Compensation Committee for the compensation relating to the Company’s named executive officers (collectively, the “NEOs” and each an “NEO”) for the Company’s fiscal year ended May 31, 2020:

•	Irwin D. Simon, Chief Executive Officer (“CEO”)
•	Carl Merton, Chief Financial Officer (“CFO”)
•	Christelle Gedeon, Chief Legal Officer
•	James Meiers, Chief Operating Officer, Aphria Leamington
•	Denise M. Faltischek, Chief Strategy Officer

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COMPENSATION PHILOSOPHY

Our mission and operating strategy require that our compensation philosophy recognizes both near-term financial and operational achievements as well as decision-making that supports long-term value creation and sustainable growth for the Company and our shareholders. For these reasons, the Company’s executive compensation program has been designed to incentivize both near-term and long-term objectives by providing NEOs with both annual incentive and long-term incentive award opportunities so that the NEOs are aligned with the interests of our shareholders.

To this end, a significant portion of executive compensation is designed to be “at risk”, and therefore, except for base salary, a substantial portion of an NEO’s total direct compensation is dependent on the performance of the NEO in achieving corporate objectives and provides for a significant portion to be paid in the form of equity compensation that will appreciate in value only to the extent that Common Shares also increase in value.

Demonstrating its thoughtful and complete approach, the Compensation Committee evaluates, on at least an annual basis, the Company’s executive compensation philosophy and practices to ensure that they are aligned with the Company’s short-term objectives and long-term strategic plan and are designed to drive both short-term and long-term growth and profitability, in line with the interests of our shareholders.

Objectives of Compensation Program

The Company’s executive compensation practices are based on a pay-for-performance philosophy that is designed to align our executives’ interests with those of our shareholders, promote the creation of long-term shareholder value, attract, motivate, and retain high performing senior executives and encourage and reward superior performance.

In order to implement our compensation philosophy and achieve our financial and operational goals, our executive compensation consists of the following key practices and features:

• Providing the opportunity for target total direct compensation (base salary + target short-term cash incentive + target long-term equity-based incentive) that is competitive with the compensation received by senior executives employed at a reference group of comparable publicly-traded companies;
• Ensuring that a significant proportion of executive compensation is linked to the Company’s financial and operational performance in order to drive short-term and long-term growth through a variable compensation plan that does not encourage inappropriate risk-taking;
• Providing senior executives with long-term equity-based incentives, which are designed to align our executives’ interests with those of our shareholders and also helps to ensure that senior executives meet or exceed our minimum share ownership requirements; and
• Enabling the exercise of informed judgement regarding the nature and criticality of the executive’s role, as well as applying performance and market context to the comparator peer group data with input from the CEO, to ensure the entirety of an executive’s contribution is recognized.

See “Compensation Components - STIP and LTIP Determination” below.

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Compensation Committee

The Board has established the Compensation Committee to assist in fulfilling the Board’s executive compensation oversight responsibilities.

In respect of the CEO, the Compensation Committee’s mandate is to, among other things:

1.       review and make recommendations to the Board regarding the compensation of the CEO on an annual basis;

2.       assist the Board in setting objectives for the CEO and evaluating the CEO’s performance; and

3.       assist the Board in monitoring management’s succession plan for the CEO and other senior management.

In respect of the remaining NEOs, the Compensation Committee’s mandate is to, among other things:

1.       assist the CEO, in establishing, reviewing and overseeing compliance with the compensation policies of the Company;

2.       assist the CEO in establishing compensation for the NEOs; and

3.       monitor compliance with the Company’s minimum share ownership policy.

As at the date of this Circular, the Compensation Committee consisted of Walter Robb (Chair), David Hopkinson and Tom Looney, all of whom are considered “independent” within the meaning of NI 52-110. The Board believes that the current members of the Compensation Committee collectively have the knowledge, experience, and background required to fulfill its mandate as all of the Compensation Committee members have served in executive or senior roles in corporations or professional firms and/or Board positions where they were required to make or were involved in decisions and determinations related to executive compensation. For more information about the backgrounds of the Compensation Committee members who will stand for re-election, refer to their respective biographies under “Business of the Meeting – Election of Directors”.

For more information on the Compensation Committee see “Board Committees – Compensation Committee”.

Compensation ConsultantS

For FY2019, the Compensation Committee engaged Hugessen Consulting Inc. (“Hugessen”) as its independent compensation consultant to assist the Compensation Committee in developing the Reference Group (as defined below), providing market data for evaluating and developing executive and non-executive director compensation, and supporting with the determination of appropriate compensation levels and contract terms for our CEO. For FY2020, Hugessen did not provide any services to the Compensation Committee, but was re-engaged by the Compensation Committee in July 2020.

In July 2019, Mercer (Canada) Limited (“Mercer”) was retained by the Company to provide independent advice, analysis, and market compensation surveys for all employees, including executives (except the CEO). Subsequently, Mercer was retained by the Compensation Committee on an independent mandate to provide advice and recommendations on CEO compensation. Mercer’s engagement with the Company ended during FY2020.

Advisor	Executive Compensation-Related Fees		All Other Fees
	FY2019	FY2020	FY2019	FY2020
Hugessen	$40,403	-	-	-
Mercer	-	$113,564	-	-

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Reference Group for fy2020

A key objective of our executive compensation program is to ensure that total direct compensation is competitive with the companies against which we compete for talent. To meet the Company’s objectives of providing market-competitive compensation opportunities, the Company’s executive compensation plans are benchmarked against market compensation data gathered from organizations of comparable size, complexity, and geographical scope. Each year, the Compensation Committee evaluates the previously-selected peer group and determines which companies best reflect the Company’s competitors for talent.

As part of the benchmarking process, the Compensation Committee reviews compensation data gathered from proxy circulars of other publicly-traded companies (the “Reference Group”). Our compensation advisors assist us in determining certain criteria for establishing the Reference Group. The Reference Group is generated following an analysis of entities across a range of considerations, including revenue, market capitalization and total enterprise value. The industry sector is particularly relevant in the selection of the Reference Group, as the Company may be in competition with these organizations for customers, revenue, executive talent and capital. Job scope and responsibility associated with executive positions are also considered.

The following criteria were considered in determining the Reference Group in FY2019:

•	Due to the lack of publicly traded, revenue-generating and profit-generating cannabis companies, the Reference Group included companies that were in related, but not directly comparable, industries (e.g., pharmaceuticals, distillers and vintners and packaged foods).
•	The region where the Company primarily conducts business and competes for talent is in Canada, such that the companies comprising the Reference Group were headquartered primarily in Canada and listed on a Canadian stock exchange. However, a few U.S.-listed companies are included to provide balance to the group, with the goal of having the Company positioned near median relative to the Reference Group.
•	The main factors that were assessed in arriving at an appropriate mix of companies were revenue, ability (or lack thereof) to generate profit, market capitalization, and enterprise value, generally in range of 50% to 200% of the Company’s, which in the case of revenue was estimated on a pro forma basis for the financial year ending May 31, 2019 in order to recognize the significant expected growth in the cannabis industry in the near future.

In FY2020, the Compensation Committee reviewed the Reference Group and determined that no changes to the Reference Group were required.

The following companies comprised the Reference Group for FY2019 and FY2020.

Company	Headquarters	Industry
Corcept Therapeutics Inc.	Menlo Park, CA	Pharmaceuticals
Canopy Growth Corporation	Smith Falls, ON	Medical and Adult-use Cannabis
MGP Ingredients, Inc.	Atchison, KS	Distillers and Vintners
Aurora Cannabis Inc.	Edmonton, AB	Medical and Adult-use Cannabis
Amplify Snack Brands, Inc.	Austin, TX	Packaged Foods and Meats
Clearwater Seafoods Incorporated	Bedford, NS	Packaged Foods and Meats
Corby Spirit and Wine Limited	Toronto, ON	Distillers and Vintners
Andrew Peller Limited	Grimsby, ON	Distillers and Vintners
Merus Labs International Inc.	Toronto, ON	Pharmaceuticals
Cipher Pharmaceuticals Inc.	Mississauga, ON	Pharmaceuticals
Village Farms International, Inc.	Delta, BC	Agricultural Products
Swiss Water Decaffeinated Coffee Company Inc.	Burnaby, BC	Packaged Foods and Meats

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Reference Group for fy2021

Given the growth in the Company and the shift in the cannabis space, the Compensation Committee engaged Hugessen to develop a new reference group for use in FY2021.

The following criteria were considered in determining a Reference Group comprised solely of cannabis companies for FY2021:

•	In reviewing CEO compensation, the Compensation Committee chose to use both Canadian and US cannabis companies as references. The cannabis references were selected based on their business model and size (i.e. market capitalization).
•	Given Aphria’s larger revenues and asset base compared to the cannabis references, the Compensation Committee also considered consumer packaged goods companies, as additional references but determined not to include them.

The following companies comprise the Reference Group in respect of FY2021.

Company	Headquarters	Industry
Canopy Growth Corporation	Smith Falls, ON	Medical and Adult-use Cannabis
Curaleaf Holdings, Inc.	Wakefield, MA	Medical and Adult-use Cannabis
Green Thumb Industries, Inc.	Chicago, IL	Medical and Adult-use Cannabis
Trulieve Cannabis Corp.	Quincy, FL	Medical and Adult-use Cannabis
Cronos Group Inc.	Toronto, ON	Medical and Adult-use Cannabis
Cresco Labs Inc.	Chicago, IL	Medical and Adult-use Cannabis
Aurora Cannabis Inc.	Edmonton, AB	Medical and Adult-use Cannabis
Tilray, Inc.	Nanaimo, BC	Medical and Adult-use Cannabis

Compensation Components

In line with our compensation philosophy, a significant portion of our executive compensation is performance-based and, therefore, is dependent on the continued growth and success of our Company so that our NEOs are fully aligned with the long-term interests of our shareholders. Base salary is the only component of executive compensation that is not “at risk”. The remaining components – the short-term incentive plan and long-term incentive plan -- are designed to be “at risk”, and therefore, are dependent on the performance of the Company and provide for a significant portion to be paid in the form of equity compensation that will appreciate in value only to the extent that our shares also increase in value. Each compensation component has a different function, but all elements are designed to work in concert to maximize Company and individual performance and provide financial incentives to senior executives based on the level of achievement of specific operational and financial objectives.

The compensation of the NEOs includes three major elements: (i) base salary; (ii) short-term incentive plan (“STIP”), consisting of an annual cash bonus, and (iii) long-term incentive plan (“LTIP”), an annual equity award consisting of stock options (“Options”) and/or restricted share units (“RSUs”) granted under the Company’s Omnibus Long-Term Incentive Plan (“OLIP”) and any other equity plan that may be approved by the Board. The three major elements are summarized in the table below.

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Component	Base salary	STIP	LTIP
Form	• Cash	• Cash	• RSUs • Options
Key Features	• Not at risk • Individual base salary recommendations based on reference group data and individual contribution	• Annual award based on the achievement of pre-determined financial and corporate annual targets

•       Annual award based on the achievement of pre-determined financial and corporate annual targets

•       RSUs: may include performance-vesting conditions as determined by the Board and/or time-based vesting up to two year period

•       Options: no value to recipient unless shareholder value created from time of grant; can be exercised up to ten year period

Objectives	• Attract and retain top talent • Recognize level of responsibilities, individual experience and contribution to the Company’s performance	• Motivate executives to attain and exceed the Company’s annual corporate goals and financial targets	• Align executives with shareholder value creation • Support retention with vesting conditions
Performance Linkage	• None	• Payout based on achievement of pre-determined metrics	• Payout based on achievement of pre-determined metrics

Any references in this Circular to an NEO’s “bonus” are references to the combined STIP and LTIP received by such NEO. As further described below, NEOs are not guaranteed to receive STIP or LTIP in any fiscal year.

Base Salary

Base salaries are intended to provide an appropriate level of fixed compensation that will assist in employee retention and recruitment. Base salaries are determined on an individual basis, taking into consideration the past, current, and potential contribution to the Company’s success, the position and responsibilities of each senior executive, and competitive benchmarks for other companies of comparable size in the cannabis and comparable industries. Base salaries are set and adjusted to reflect the scope of an executive’s responsibility and prior experience.

Certain NEOs have provided or do provide services to the Company through consulting agreements and independent contractor agreements. For such NEOs, references in this Circular to salary are references to the consulting fee or independent contractor fee paid to such NEOs, as applicable.

Short-term Incentive Plan (STIP)

A key component of executive compensation is to have a significant portion of each NEO’s compensation tied to the Company’s operational and financial performance. The STIP, which is fully at-risk, is based on the Company’s performance against pre-set key financial and non-financial objectives designed to drive the specific performance needed to foster both short-term and long-term growth and profitability. At the beginning of each fiscal year, the Board of Directors approves the Company’s annual budget, which informs the performance objectives that are ultimately used to evaluate each NEO’s eligibility to the annual incentive plan for the fiscal year.

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The Company’s STIP aims to create the link between pay and performance by:

•	Aligning the financial interests and motivations of the Company’s executives and employees with the annual financial performance of the Company;
•	Motivating senior executives and employees to work towards common annual performance objectives; and
•	Providing target total cash compensation that is at or higher than the median of the Reference Group (as defined below) in cases where superior financial performance and returns in excess of target objectives are attained. See “Compensation Review”.

The STIP for NEOs currently consists of an annual cash bonus. The following table shows the range of annual cash bonus payable to each NEO as a percentage of their base salary for FY2020.

Name	Range of STIP bonus payable
Irwin D. Simon(1)	0%	–	350%
Carl Merton	0%	–	100%
Christelle Gedeon	0%	–	100%
James Meiers	0%	–	100%
Denise M. Faltischek	0%	–	100%

Notes:

(1)                  Prior to entering into an employment agreement for the position of CEO with the Company on January 14, 2020, Mr. Simon’s range of bonus payable was 0%-100% as Interim CEO.

Long-term Incentive Plan (LTIP)

The purpose of the LTIP is to provide executives with long-term equity-based incentives, which are designed to align our executives’ interests with those of our shareholders and also helps to ensure that senior executives meet or exceed the requirements of our minimum share ownership policy. The LTIP is designed to:

•	Recognize and reward the impact of longer-term strategic actions undertaken by executives and key employees;
•	Align the interests of the Company’s executives and key employees with shareholders;
•	Focus executives and key employees on developing and successfully implementing the continuing growth strategy of the Company;
•	Foster the retention of executives and key management personnel; and
•	Attract talented individuals to the Company.

The LTIP for NEOs currently consists of equity incentive grants in the form of Options and RSUs under the OLIP and any other equity plan that may be approved by the Board. We believe that equity grants serve our compensation objectives by linking the compensation of our key employees to our long-term growth strategy and further align such employees with our shareholders since the value of equity awards will increase or decrease with the changes in the value of our shares. The following table shows the range of LTIP bonus payable to each NEO as a percentage of their base salary for FY2020.

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Name	Range of LTIP bonus payable
Irwin D. Simon	0%	–	200%
Carl Merton	0%	–	175%
Christelle Gedeon	0%	–	150%
James Meiers	0%	–	150%
Denise M. Faltischek	0%	–	150%

It is not guaranteed that NEOs will receive equity incentive grants bonus in any fiscal year. The measures and targets approved by the Board against which NEOs’ performance is evaluated annually and closely mirrors the Board approved annual fiscal budget for the Company.

In determining LTIP grants, the Board aims to bring total target direct compensation for the Company’s senior executives into a range bounded by the median and 75th percentile of the Reference Group. See “Compensation Review”.

FY2020 Compensation Determinations

Appointment of Irwin D. Simon as CEO

In FY2019, the Company reached an inflection point which led to a fundamental shift in its overall strategy and business approach. The Board, recognizing the evolution taking place in the industry and the need for consumer packaged goods expertise, operational excellence, business discipline and corporate governance, identified and permanently appointed Mr. Simon as CEO in FY2020. In making their decision, the Board recognized Mr. Simon’s 30 years of extensive experience in the global consumer packaged goods industry, including as a founder and early pioneer in the organic and natural products industry.

As both the CEO and Chairman of the Board of the Company, Mr. Simon provides leadership on strategy, mergers and acquisitions, brand building, operations and new product innovation and, as demonstrated by our financial performance in fiscal year ended May 31, 2020, he has made considerable contributions through his leadership, which drove the Company to achieve industry leading revenue growth, profitability, operational excellence, market leading brands, cost containment and avoidance and built a strong financial position and operational platform on which to drive sustainable growth. See “STIP and LTIP Determination” below for our FY2020 financial performance.

Base Salary Determination

The CEO, with input from the Compensation Committee, reviews base salaries of the executives and makes adjustments when required to ensure that compensation (i) is market competitive, based on information gathered from annual compensation planning surveys from our compensation consultants, (ii) reflects individual competencies, responsibilities, experience, and (iii) accounts for the executive’s value to the Company and retention risk. Other than the CEO, any increases in base salary for the executives are at the sole discretion of the CEO with significant input from the Compensation Committee. The base salary compensation of the CEO is at the sole discretion of the Board, with significant input from the Compensation Committee.

STIP and LTIP Determination

No amount of any STIP or LTIP payment is guaranteed and the amount of payment may change from year to year subject to achievement of pre-determined financial and corporate annual targets and subject to adjustment by the CEO, in his discretion (or, with respect to the CEO’s STIP and LTIP, the discretion of the Compensation Committee). For FY2020, the predetermined targets included corporate annual targets (100% weighting) and for the financial year ending May 31, 2021, (“FY2021”), the pre-determined targets include corporate annual targets (75% weighting) and personal annual targets (25% weighting).

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Performance measures, targets, and awards under the STIP and LTIP are typically reviewed and approved annually by the Board on the recommendation of the Compensation Committee. Early in FY2020, the Board approved specific financial and operational performance measures and targets. The financial performance targets were designed to drive significant increases in net sales growth, profitability, cost savings and cash management, which the Board believed would increase shareholder value consistent with our overall long-term strategic plan. The net sales measure was designed to reflect our objectives of growing top-line revenue globally and in Canadian cannabis specifically by introducing new products and increasing our market share. The adjusted EBITDA measure was selected to serve as an indicator of the Company’s profitability. To ensure that we efficiently develop and expand our markets, the cash management and cost savings measures were intended to motivate our executives to manage our costs and evaluate our capital expenditures. At the time, the Board determined that these performance measures, which were based on internal budgets, were appropriate and provided goals that were sufficiently challenging and rigorous but attainable without encouraging any short-term risk-taking at the expense of long-term results.

As a result of the impact of the COVID-19 pandemic on business operations and the Company’s revenue and EBITDA guidance it was determined that the previously approved performance measures would not be an accurate reflection of the performance of the Company’s operations in FY2020. Further, it became clear that the Company’s achievements during the year, despite being impacted by COVID-19, were disproportionately higher when measured against the performance of other public Canadian licensed producers. The Board considered, among other things and as further described below, the Company’s revenue, gross profit before fair value adjustments, adjusted EBITDA, balance sheet, brand strength and share performance. Significant weighting was given to the performance of the Company’s share price as compared to other Canadian licensed producers, as reflected on the chart below:

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As a result, for FY2020, the determination of STIP and LTIP for all NEOs was made by the Compensation Committee taking into account the recommendations of the CEO for the NEOs (other than himself). In reviewing executive performance, weight was given to the following key financial and operational achievements (among others) for FY2020, relative to the performance of our publicly-traded competitors in the cannabis industry for the same twelve-month period (or the closest twelve-month period reported):

•	The highest level of annual revenue, with $543.3 million, up 129% from the prior year;
•	The third highest level of Canadian cannabis revenue with $173.1 million;
•	The second highest level of adult-use cannabis revenue with $150.4 million and the highest level of adult-use cannabis in the last six months of FY2020;
•	The highest level of gross profit before fair value adjustments with $133.8 million;
•	The highest level of positive adjusted EBITDA,(1) equal to $17 million for FY2020 as compared to a loss of $27 million in the prior year;
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•	The Company maintains one of the strongest balance sheet and cash positions in the industry;
•	The growth and strength of the Company’s brands, as demonstrated by the Company maintaining its #1 status in both Alberta and Ontario (two of the largest provinces in Canada), as measured by total adult -use cannabis sales dollars;
•	Overall growth of the Company’s market share in Ontario to 18% up from 6% in the last two years since the legalization of adult use cannabis in Canada;
•	Reduction in the cash cost to produce dried cannabis to $1.02 per gram, a reduction of almost 25% from FY2019; and
•	Comparison of Aphria’s share price change over the last fiscal year as compared to other cannabis company peers, as shown in the chart above.

With respect to the CEO, in addition to the above information, the Board evaluated the significant financial and operational improvements in the Company during the fiscal year when compared to the prior year, which were directly attributable to Mr. Simon’s strong leadership and operational performance during his first full year in the CEO role. Specifically, the Compensation Committee noted the considerable contributions made through his leadership, which drove the Company to achieve the industry leading revenue growth, profitability, operational excellence, market leading brands, cost containment and avoidance as demonstrated in the above paragraph. Importantly, the Compensation Committee noted that, under Mr. Simon’s leadership, all of the operational improvements taken in totality together with the Company’s shift in strategic focus and emphasis on business fundamentals led to a transformation of the Company that allowed it to operate at a level above that of its competitors with a strong financial position and operational platform which would enable it to drive sustainable growth for shareholders.

Notes:

(1)	Non-IFRS measure.

Pension Benefits and Nonqualified Deferred Compensation

The senior executives do not benefit from pension plan participation as the Company does not currently have a company-sponsored pension plan. Moreover, none of the senior executives participate in a nonqualified deferred compensation plan.

Other Perquisites and Benefits

While senior executives receive a car allowance and some receive a gas allowance, the costs of these perquisite and personal benefits constitute only a small and immaterial portion of each NEO’s total compensation and are commensurate with benefits offered by other Canadian licensed producers with whom we compete for talent for purposes of recruitment and retention. .

Risk Management Principles of Compensation Programs

In terms of assessing and managing compensation-related risk, the CEO, with input from the Compensation Committee, reviews each of the components of an executive’s compensation to ensure there is an overall balance among long-term and short-term incentives commensurate with Aphria’s corporate strategy and goals. The Compensation Committee annually reviews Aphria’s compensation policies and practices to confirm that they remain aligned with Aphria’s risk management principles and to ensure that they do not encourage inappropriate or excessive risk. In addition, a member of the Compensation Committee also sits on the Company’s Audit Committee to ensure harmonization and alignment between the compensation policies and the financial objectives of the Company. Aphria’s compensation policies and practices incorporate features, including significant weighting on long-term incentives, that seek (i) to mitigate risk related to encouraging the achievement of short-term goals, at the potential expense of long-term sustainability and Shareholder value, without diminishing the incentive nature of the compensation, and (ii) to encourage and reward prudent business judgment and appropriate risk-taking over the long-term to increase Shareholder value. The STIP and LTIP represent a significant proportion of overall compensation, which is sufficient to motivate executives to produce superior short-term and long-term corporate results, while the fixed compensation element (base salary) is high enough, in the opinion of the Compensation Committee, to discourage executives from taking unnecessary or excessive risks. Certain LTIP equity incentive grants will only have value if the Common Share price improves from the date of grant, which encourages a long-term view of performance and helps to align the interests of senior executives with those of Shareholders. The time-vesting conditions of other LTIP equity incentive grants over varying time horizons mitigates against the taking of excessive short-term risks and aligns senior executives’ interests with the longer-term interests of the Company and of Shareholders.

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 Aphria has also implemented policies that help the Company with risk management such as the anti-hedging policy (see “Anti-Hedging Policy” below) and the minimum share ownership policy (see “Minimum Share Ownership Policy”) below.

Performance Graph

The graph below compares the total shareholder return (“TSR”) of Aphria over the five most recently completed financial years (with all dividends and distributions reinvested) to the S&P/TSX Composite Total Return Index, each starting with an investment of $100 at the beginning of the financial year ended May 31, 2016.

While the Company’s TSR has outpaced the S&P/TSX Index over the five most recently completed fiscal years, the Company’s TSR for FY2019 and FY2020 was negatively impacted by volatility in the cannabis industry resulting from increased competition, reduced shareholder interest in the cannabis industry, limited early retail distribution and, for FY2020, by the COVID-19 pandemic.

Relative to the Reference Group, for FY2020 the Company’s senior executives’ total direct compensation opportunity was positioned to be near the market median.

Total compensation may fluctuate year over year and does not always follow the trend in TSR. In the Company’s view, total compensation is more accurately reflected in the representation of realized pay, which the Company has calculated as compensation actually received by the CEO during the fiscal year. The realizable pay metrics highlight the alignment of the “at-risk” components for NEO compensation with those of shareholders by providing a real time representation of the current value of vested equity versus the value for in-progress (or unvested) performance awards that is predicated on the NEO’s individual contribution to the achievement of the financial and operational targets of the Company.

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The realized/ realizable pay values for FY2020 for the Company’s CEO is shown below:

Notes:

(1)	Pay Awarded LTIP awards value based on grant date fair value. Realized and Realizable Pay LTIP awards value based on May 31, 2020.

Summary Compensation Table

The following table provides a summary of the compensation earned by the NEOs for services rendered in all capacities during the three most recent financial years.

Name and principal position	Financial year	Salary, consulting fee, retainer or commission	Share-based awards(1)	Option-based awards(2)	Non-equity incentive plan compensation		All other compensation	Total compensation
					Annual incentive plan(3)	Long-term incentive plans
		($)	($)	($)	($)	($)	($)	($)
Irwin D. Simon Chief Executive Officer(4)	2020 2019	2,583,178(5) 397,201	12, 078,506(6) 901,500	- 7,953,595	3,961,500 325,000	- -	- -	18, 623,184 9,577,296
Carl Merton Chief Financial Officer	2020 2019 2018	409,000 308,597 225,138	704,341 590,990 476,300	- 277,936 308,528	400,000 196,915(7) 94,060(8)	- - -	- - -	1,513,341 1,374,438 1,104,026
Christelle Gedeon Chief Legal Officer	2020 2019 2018	487,000 372,500 -	704,341 795,556 -	225,344 188,956 942,029	475,000 250,971(9) -	- - -	- - -	1,891,685 1,607,983 942,029
James Meiers, Chief Operating Officer	2020 2019	321,720(10) 27,054	911,752(11) -	1,274,695 -	430,154(12) -	- -	- -	2,938,321 27,054
Denise M. Faltischek Chief Strategy Officer	2020	231,460(13)	822,756(14)	885,591	330,888(15)	-	-	2,270,695

Notes:

(1)	The fair value of share-based awards is based on the closing price on the grant date and includes all LTIP awards to NEOs.
(2)	The Company values Options using the Black-Scholes option pricing method as described in the Company’s most recent audited financial statements. These amounts represent the fair value of the Options at the grant date and not the “in the money” value.
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(3)                 All annual incentive amounts related to any financial year will be paid in the following financial year, unless otherwise noted.

(4)                 Mr. Simon was an independent contractor to the Company while Interim CEO and received aggregate compensation for his role as Interim CEO and Chair of the Board in the amount of US$1,000,000 annually until he entered into an employment agreement with the Company on January 14, 2020 upon being named CEO. References in this Circular to a base salary paid to Mr. Simon, as they relate to the period prior to January 14, 2020, refer to the equivalent fees paid to Mr. Simon under the independent contractor agreement between Mr. Simon and the Company.

(5)	Effective January 14, 2020, Mr. Simon’s salary was US$1,000,000. Mr. Simon was paid a US$1,100,000 signing bonus on January 14, 2020 which is earned evenly over the successive 12 months. In the event that Mr. Simon ceases to be the CEO of the Company prior to 100% of the signing bonus being earned, Mr. Simon is required to repay the unearned portion to the Company. Effective June 1, 2020, Mr. Simon’s employment agreement was renegotiated to provide for, among other things, an annual base salary of US$1,300,000. See “Employment Agreements, Termination and Change of Control Benefits” below.
(6)	Mr. Simon’s FY2020 share-based awards include $189,000 of awards issued as payment for entering his employment agreement, $9,261,748 (US$7,000,000) of awards issued as a signing bonus upon being named CEO, and $2,627,757 of awards in respect of the fiscal 2020 LTIP program.

(7)                  Mr. Merton’s annual incentive plan payment for FY2019 consists of a $75,000 retention bonus paid in March 2019 and $121,915 in respect of the STIP.

(8)                  Mr. Merton received a $50,000 special bonus at the discretion of the CEO during the financial year ended May 31, 2018.

(9)	Dr. Gedeon’s annual incentive plan payment for FY2019 consisted of a $125,000 retention bonus paid in March 2019 and $125,719 in respect of the STIP.
(10)	Mr. Meiers provides consulting services to the Company through a company he controls. References in this Circular to a base salary paid to Mr. Meiers are to the equivalent fees paid to Mr. Meiers under the applicable consulting agreement. Mr. Meiers’ FY2020 consulting fee was US$240,000. Effective June 1, 2020, Mr. Meiers’ consulting fee increased to US$325,000.
(11)	Mr. Meiers’ FY2020 share-based awards includes $437,250 in Options and RSUs issued as a signing bonus and $474,502 of awards in respect of the FY2020 LTIP program.
(12)	Mr. Meiers’ STIP award was US$312,000.
(13)	Ms. Faltischek provides consulting services to the Company through a company she controls. References in this Circular to a base salary paid to Ms. Faltischek are to the equivalent fees paid to Ms. Faltischek under the applicable consulting agreement. Ms. Faltischek’s FY2020 consulting fee was US$172,666.73. Effective June 1, 2020, Ms. Faltischek’s consulting fee increased to US$325,000.
(14)	Ms. Faltischek’s FY2020 share-based awards includes $437,250 issued in Options and RSUs as a signing bonus and $385,506 of awards in respect of the FY2020 LTIP program.
(15)	Ms. Faltischek’s STIP awards was US$240,000.

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Outstanding Share-based Awards and Option-based Awards

The following table describes all awards held by NEOs that were outstanding at the end of FY2020.

Name	Option-based Awards					Share-based Awards(1)
	Date of issue or grant	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of Unexercised In-The-Money Options(2)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested(2)	Market or payout value of vested share-based awards not paid out or distributed(2)
	(m/d/y)	(#)	($)	(m/d/y)	($)	(#)	($)	($)
Irwin D. Simon	02/24/19 08/07/19	1,000,000 38,419	13.31 9.13	02/24/24 08/07/24	Nil Nil	1,127,698	3,359,964	4,016,616
Carl Merton	06/01/17 07/11/17 06/01/18	50,000 75,000 50,000	5.44 5.24 11.78	06/01/20 07/11/20 06/01/21	18,500 42,750 Nil	27,819	161,628	145,250
Christelle Gedeon	03/23/18 04/12/18 06/01/19 08/07/19	119,378 200,000 50,000 44,674	12.29 9.98 9.70 9.13	03/16/28 04/12/21 06/01/24 08/07/24	Nil Nil Nil Nil	20,696	120,244	Nil
James Meiers	06/19/19	300,000	9.15	06/19/24	Nil	75,000	435,750	Nil
Denise M. Faltischek	10/17/19	300,000	6.63	10/17/24	Nil	75,000	435,750	Nil

Notes:

(1)                  All LTIP awards in the form of RSUs or DSUs are disclosed under the column “Share-based Awards”.

(2)                  Based on the closing price for the Common Shares on the TSX of $5.81 on May 29, 2020.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-based awards – Value vested during the year	Share-based awards – Value vested during the year	Non-equity incentive plan compensation – Value earned during the year
	($)	($)	($)
Irwin Simon	Nil	3,871,366	3,961,500
Carl Merton	Nil	72,625	400,000
Christelle Gedeon	Nil	130,725	475,000
James Meiers	Nil	Nil	430,154
Denise M. Faltischek	Nil	Nil	330,888

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Exercise of Stock Options by NEOs

The table below sets out details of exercises of vested options by NEOs during FY2020.

Name	Number of underlying securities issued upon exercise of outstanding options	Exercise price	Date of exercise	Closing price on date of exercise	Difference between exercise price and closing price on date of exercise	Total value on exercise date
	(#)	($)	(m/d/y)	($)	($)	($)
Irwin D. Simon	Nil	N/A	N/A	N/A	N/A	N/A
Carl Merton	19,767 151,255 34,978	3.90 0.85 1.40	10/17/19 04/21/20 04/21/20	6.45 4.66 4.66	2.55 3.81 3.26	127,497 704,848 162,997
Christelle Gedeon	Nil	N/A	N/A	N/A	N/A	N/A
James Meiers	Nil	N/A	N/A	N/A	N/A	N/A
Denise M. Faltischek	Nil	N/A	N/A	N/A	N/A	N/A

Minimum Share Ownership Policy

The Board believes that it is in the best interests of the Company and its Shareholders to align the economic interests of the Company’s senior executives and independent directors with those of the Shareholders. To achieve this, the Compensation Committee has recommended, and the Board has adopted, a minimum share ownership policy.

The policy is applicable to all of the senior executives and the independent directors of the Company pursuant to which each senior executive and the independent directors are expected to establish over a period of five years, ownership of a prescribed number of Common Shares, which have a value which is equivalent to the following multiples of the senior executive’s base salary or, in the case of an independent director, the base annual cash retainer paid to such independent director by the Company (based on the market value of the Common Shares on the TSX) and subsequently maintain such minimum ownership position for the duration of their tenure:

Position	Share Ownership Guideline
Chief Executive Officer	3× base salary
Independent Directors	2× base annual cash retainer
Chief Financial Officer	1× base salary
Other Officers	0.5× base salary

The following may be used in determining share ownership:

1.	Common Shares owned directly (including through open market purchases);
2.	Common Shares owned jointly or separately by the individual’s spouse;
3.	Common Shares held in trust for the benefit of the officer or director, their spouse, and/or children residing at the same residence; and
4.	Vested DSUs and vested RSUs.
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Unexercised stock options (whether vested or not vested), unvested DSUs and unvested RSUs, convertible debt and warrants do not count toward meeting these guidelines until they have been converted or exercised into Common Shares.

The value of the ownership requirement is based upon the senior executive’s then current base salary or independent director’s base annual cash retainer at the end of May of each year and will be based on the closing price of the Company’s Common Shares on the TSX on May 31 of the same financial year.

The level of ownership is expected to be satisfied by each officer or director within five years after first becoming subject to these guidelines. Once the officer’s or director’s level of ownership satisfies the applicable guideline, such ownership levels are expected to be maintained for as long as the officer or director remains in their role with the Company. In the event of an increase in an officer’s base salary or a director’s base annual cash retainer, such individual will have five years from the time of the increase to acquire any additional Common Shares required to meet these guidelines if necessary.

NEO Share Ownership

The table below summarizes the NEOs’ share ownership levels as at May 31, 2020. Compensation data is in respect of FY2020. No NEOs are offside the applicable shareholding requirement set out in the Company’s minimum share ownership policy as described above.

Name	Annual base salary	Actual ownership			Total ownership as a multiple of base salary	Required ownership(1)
		Vested Deferred / Restricted Share Units	Common Shares beneficially owned	Total ownership
	($)	($/#)	($/#)	($/#)		($)
Irwin D. Simon(2)	1,305,000	4,016,616 / 691,328	Nil	4,016,616 / 691,328	3.1 ×	3 ×
Carl Merton	400,000	273,070 / 47,000	1,650,214 / 284,030	1,923,284 / 331,030	4.8 ×	1 ×
Christelle Gedeon	475,000	Nil	Nil	Nil	0.0 x	0.5 ×
James Meiers(2)	316,920	Nil	Nil	Nil	0.0 x	0.5 ×
Denise M. Faltischek(2)	237,690	Nil	Nil	Nil	0.0 x	0.5 ×

Notes:

(1)                  NEOs have five years from their start date to meet share ownership requirements.

(2)                  Share values for employees compensated in USD (Mr. Simon, Mr. Meiers and Ms. Faltischek) are based on the closing price of the Common Shares on the NSYE on May 31, 2020 of US$4.23. Amounts for Mr. Simon, Mr. Meiers and Ms. Faltischek have been converted from US dollars to Canadian dollars.

NEOs subject to the Company’s minimum share ownership policy are expected to retain Common Shares acquired under the LTIP until their share ownership requirement is achieved, except as required to cover the tax liability associated with the exercise of Options.

Employment Agreements, Termination and Change of Control Benefits

Aphria currently has employment agreements or consulting agreements in place with each of its NEOs employed by the Company as at the date of this Circular, which are summarized below.

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Irwin D. Simon –Chief Executive Officer

Prior to January 14, 2020, Mr. Simon was an independent contractor pursuant to an independent contractor agreement with Aphria for a limited term. Effective January 14, 2020, Mr. Simon agreed to become a full time employee of the Company and entered into an employment agreement setting forth the terms and conditions of his employment, which provided for an annual base salary of US$1,000,000, monthly car allowance of US$1,000, annual bonus of up to 350% of base salary, to be approved by the Board, and RSUs pursuant to the OLIP, or any other equity plan as may be approved by the Board, of up to 200% of base salary, to be determined by the Board. In consideration of entering this employment agreement, Mr. Simon received a signing bonus of cash of $1,110,000 and US$7,000,000 granted as RSUs that vest over three years. The signing bonus and RSU award were made in recognition of the Board’s view that Mr. Simon’s leadership and experience building successful companies are critical to Aphria’s continued success. The RSU award served the additional purpose of increasing Mr. Simon’s equity ownership in Aphria in order to align his interests with Aphria’s shareholders, and in recognition of the large equity stakes held by the CEOs of other cannabis issuers. Mr. Simon’s employment agreement also included, among other things, provisions regarding, confidentiality, non-competition and non-solicitation, as well as eligibility for the company’s benefit plans. In the event that Mr. Simon is terminated without cause, he will be entitled to a payment equal to eighteen months’ base salary, and the early vesting of all unvested RSUs. In the event Mr. Simon is terminated without cause within 30 days following a Change of Control (as defined in his employment agreement), he will be entitled to receive a lump sum payment equal to two times his base salary and two times the amount of average annual bonus, if any, paid in the last two years, and the early vesting of all unvested RSUs. Effective June 1, 2020, Mr. Simon’s employment agreement was renegotiated to provide for an annual base salary of US$1,300,000, maximum annual cash bonus of 350% of base salary, and annual equity award of 200% of base salary. The Company will additionally cover premiums of up to US$100,000 per year for a US$6,000,000 life insurance policy for the CEO while Mr. Simon is employed. The new terms also provide that in the event Mr. Simon is terminated without cause within 30 days following a Change of Control he will be entitled to receive a lump sum payment equal to two and a half times his base salary and two and a half times his highest bonus, if any, paid over the last two years and a pro-rated annual equity award as if target performance had been achieved, if the Change of Control takes place after the first quarter. Mr. Simon also received US$500,000 paid in cash consideration for a contract extension through to June 2023. The revisions to Mr. Simon’s employment agreement were intended to ensure the long term retention of Mr Simon in view of his breadth of experience in the consumer packaged goods sector, making him an attractive candidate to non-cannabis competitors and thereby providing him with significant optionality for alternate and lucrative employment. More importantly, the Board intended to recognize Mr. Simon’s involvement in the impressive financial performance of the Company during Mr. Simon’s first year as CEO despite a challenging economic climate created by the economic shutdowns and regulatory slowdowns arising from COVID-19.

Carl Merton – Chief Financial Officer

On January 1, 2020, the Company entered into a new employment agreement with Mr. Merton for an indefinite term setting forth the terms and conditions of his employment, which provides for annual base salary of $425,000, monthly car allowance of $1,000, monthly gas allowance of up to $500, annual bonus of up to 100% of base salary, to be approved by the Board, and RSUs pursuant to the OLIP or any other equity plan as may be approved by the Board, of up to 175% of base salary, subject to achievement. Mr. Merton’s employment agreement also includes, among other things, provisions regarding confidentiality, non-competition, and non-solicitation as well as eligibility for the Company’s benefit plans. In the event that Mr. Merton is terminated without cause, he will be entitled to a payment equal to nine months’ base salary, plus one additional month per year of service, up to eighteen months’ base salary and all unvested convertible securities will vest. In the event Mr. Merton is terminated without cause within two years following a Change of Control (as defined in his employment agreement and which includes a change in the effective control of the Company which occurs on the date that the Chief Executive Officer ceases to be the Chief Executive Officer), he will be entitled to receive a lump sum payment equal to two times his nine months’ base salary, plus one additional month per year of service, up to eighteen months’ base salary, and two times the amount of annual bonus, if any, paid in the immediately preceding financial year.

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Christelle Gedeon – Chief Legal Officer

On January 1, 2020, the Company entered into a new employment agreement with Dr. Gedeon for an indefinite term setting forth the terms and conditions of her employment, which provides for annual base salary of $500,000, monthly car allowance of $1,000, annual bonus of up to 100% of base salary, to be approved by the Board, and RSUs pursuant to the OLIP or any other equity plan as may be approved by the Board, of up to 150% of base salary, subject to achievement. Dr. Gedeon’s employment agreement also includes, among other things, provisions regarding confidentiality, non-competition, and non-solicitation as well as eligibility for the Company’s benefit plans. In the event that Dr. Gedeon is terminated without cause, she will be entitled to a payment equal to twelve months’ base salary, plus one additional month per year of service, up to eighteen months’ base salary, plus one lump sum payment of the average of the bonus paid in the last two years, if any, and all unvested options and RSUs will vest. In the event Dr. Gedeon is terminated without cause within two years following a Change of Control (as defined in her employment agreement and which includes a change in the effective control of the Company which occurs on the date that the Chief Executive Officer ceases to be the Chief Executive Officer), she will be entitled to receive a lump sum payment equal to two times her twelve months’ base salary, plus one additional month per year of service, up to eighteen months’ base salary plus the average of the bonus paid in the last two years, if any, two times the amount of the bonus, if any, paid in the immediately preceding fiscal year, and the early vesting of all unvested options and RSUs.

James Meiers – Chief Operating Officer, Aphria Leamington

Mr. Meiers provides services to the Company pursuant to a consulting agreement between the Company, Mr. Meiers and his holding company JRM Management Consulting Company, LLC (“JRM”) effective as of May 13, 2019 and amended June 1, 2020. The consulting agreement was for a fixed term that ended on May 31, 2020, and was extended for an additional twelve month period. Until May 31, 2020, JRM received US$20,000 each month in consideration of its consulting services, and from June 1, 2020 onward JRM received US$27,083.00 each month in consideration of its consulting services. As of June 1, 2020, JRM is eligible to receive (i) a cash bonus of up to 100% of JRM’s then current annual compensation and (ii) up to 150% of JRM’s then current annual compensation in RSUs. Additionally, JRM was granted 300,000 stock options on June 19, 2019 pursuant to the OLIP that immediately vested and JRM also received a payment of 75,000 RSUs. The consulting agreement also includes, among other things, provisions regarding confidentiality. The consulting agreement may be terminated upon 30 days’ notice by any party. It may also be terminated by the Company, without notice or further payment of any kind, if JRM materially fails to perform the services contemplated by the consulting agreement or otherwise fails to comply with any material provision of the consulting agreement, following written notice. Pursuant to a severance and change in control agreement between JRM and the Company, in the event that JRM is terminated for any reason other than for cause, JRM is entitled to a severance payment in an amount equal to its then current annual compensation and its annual bonus awarded in the preceding fiscal year, and any unvested equity awards will vest. In the event that JRM is terminated without cause within 18 months following a Change in Control (as defined in the severance and change in control agreement and which includes a change in the effective control of the Company which occurs on the date that the Chief Executive Officer ceases to be the Chief Executive Officer), JRM will be entitled to receive a lump sum payment equal to two times JRM’s then current annual compensation and two times JRM’s annual bonus awarded in the preceding fiscal year and the early vesting of all equity awards.

Denise M. Faltischek – Chief Strategy Officer

Ms. Faltischek provides services to the Company pursuant to a consulting agreement between the Company, Ms. Faltischek and her holding company, Avenel Consulting, Inc. (“Avenel”), effective as of September 12, 2019 and amended September 11, 2020. The initial term of the consulting agreement was twelve months, and automatically renews each year for an additional twelve month period. From September 12, 2019 until May 31, 2020, Avenel received US$20,000 each month in consideration of its consulting services, and effective June 1, 2020 onward, Avenel received US$27,083.00 each month in consideration of its consulting services. As of June 1, 2020, Avenel is eligible to receive (i) a cash bonus of up to 100% of Avenel’s then current annual compensation and (ii) up to 150% of Avenel’s then current annual compensation in RSUs. Additionally, Avenel was granted 300,000 stock options on October 11, 2019, pursuant to the OLIP that immediately vested and Avenel also received a payment of 75,000 RSUs. The consulting agreement also includes, among other things, provisions regarding confidentiality. The consulting agreement may be terminated upon 30 days’ notice by any party. It may also be terminated by the Company, without notice or further payment of any kind, if Avenel materially fails to perform the services contemplated by the consulting agreement or otherwise fails to comply with any material provision of the consulting agreement, following written notice. Pursuant to a severance and change in control agreement between Avenel and the Company, in the event that Avenel is terminated for any reason other than for cause, Avenel is entitled to a severance payment in an amount equal to its then current annual compensation and its annual bonus awarded in the preceding fiscal year, and any unvested equity awards will vest. In the event that Avenel is terminated without cause within 18 months following a Change in Control (as defined in the severance and change in control agreement and which includes a change in the effective control of the Company which occurs on the date that the Chief Executive Officer ceases to be the Chief Executive Officer), Avenel will be entitled to receive a lump sum payment equal to two times Avenel’s then current annual compensation and two times Avenel’s annual bonus awarded in the preceding fiscal year and the early vesting of all equity awards.

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Summary of Termination Benefits

The following table provides details regarding the estimated incremental payments from the Company to each of the NEOs in the event of a change of control or termination without cause and assuming the event took place as of May 31, 2020.

Subject to the respective employment agreements and consulting agreements of the NEOs, share-based awards, option-based awards and other benefits would be treated according to the terms of the plans under which they were granted, as described under “Security-based Compensation Arrangements”.

Name	Triggering Event(1)	Base Salary(2)	Bonus	Total
		($)	($)	($)
Irwin D. Simon(3)	Termination without cause	1,980,750	3,961,500	5,942,250
	Termination without cause following a Change of Control(4)	2,641,000	7,923,000	10,564,000
Carl Merton	Termination without cause	433,333	Nil	433,333
	Termination without cause following a Change of Control	866,667	800,000	1,666,667
Christelle Gedeon	Termination without cause	554,167	Nil	554,167
	Termination without cause following a Change of Control	1,108,333	900,000	2,008,333
James Meiers(3)	Termination without cause	316,920	316,920	633,840
	Termination without cause following a Change of Control	633,840	633,840	1,267,680
Denise M. Faltischek(3)	Termination without cause	316,920	316,920	633,840
	Termination without cause following a Change of Control	633,840	633,840	1,267,680

Notes:

(1)	The termination triggers listed below have the meaning set out in the applicable employment agreement or consulting agreement.
(2)	Calculation of Termination Benefits are based on the base salaries, annual bonuses and years of service for FY2020.
(3)	Amounts for Mr. Simon, Mr. Meiers and Ms. Faltischek have been converted from US dollars to Canadian dollars.

(4)                  Under Mr. Simon’s amended employment agreement effective June 1, 2020, Mr. Simon is eligible to receive a total of $13,250,000 consisting of $3,301,250 in base salary and $9,903,750 in bonus.

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Compensation of Directors

The Company’s director compensation program is designed to:

•	attract and retain highly qualified individuals to serve on the Board and its committees;
•	align the interests of the directors with the long-term interests of Shareholders; and
•	provide appropriate compensation having regard to the risks and responsibilities related to being an effective director.

The Board, with assistance from the Compensation Committee, is responsible for determining Aphria’s approach to director compensation. The Compensation Committee considers many factors in determining director compensation, including whether compensation fairly reflects the responsibilities and risks involved. The Compensation Committee regularly reviews the Company’s approach to director compensation, including by benchmarking against other cannabis companies in Canada and other comparable companies with respect to total enterprise value, market capitalization, and revenue.

Compensation paid to independent directors is based on a flat-fee model and is made in (i) cash and (ii) long-term equity incentives, consisting of deferred share units issued under the OLIP and any other equity plan that may be approved by the Board.

Compensation was paid in FY2020 to the independent directors based on the criteria set out below pro-rated to their term of office.

Type of Compensation	Amount
($)
Annual cash retainer	150,000
Deferred share units(1)	150,000
Independent Vice Chair additional annual cash retainer	100,000

Notes:

(1)      Under the applicable grant agreements, DSUs granted in FY2020 vested immediately.

Reimbursement of Expenses

Independent directors are reimbursed for reasonable travel and other out-of-pocket expenses incurred in attending Board or committee meetings and meetings of Shareholders.

Minimum Share Ownership Requirements

The independent directors are subject to the Company’s minimum share ownership policy as described in this Circular on page 35.

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Director Compensation Table

The following table provides information regarding compensation earned by the Company’s directors other than NEOs during FY2020.

Name	Annual base cash retainer	Committee or Committee Chair retainer	Share-based awards	Option-based awards	Non-equity incentive plan compensation	All other compensation	Total
	($)	($)	($)	($)	($)	($)	($)
Jodi Butts	76,154	-	81,998	-	-	-	158,152
John M. Herhalt	150,000	2,115	149,987	-	-	-	302,102
David Hopkinson	150,000	-	149,987	-	-	-	299,987
Tom Looney	150,000	-	149,987	-	-	-	299,987
Renah Persofsky	150,000	57,485	149,987	-	-	-	357,472
Walter Robb	150,000	-	149,987	-	-	-	299,987

Outstanding Share-based Awards and Option-based Awards

The following table describes all awards held by directors (other than current or former directors that are or were officers) that were outstanding at the end of FY2020.

Name	Option-based Awards(1)					Share-based Awards(1)
	Date of issue or grant	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(2)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested(2)	Market or payout value of vested share-based awards not paid out or distributed(2)
	(m/d/y)	(#)	($)	(m/d/y)	($)	(#)	($)	($)
Jodi Butts	N/A	Nil	N/A	N/A	N/A	Nil	Nil	87,696
John M. Herhalt	N/A	Nil	N/A	N/A	N/A	Nil	Nil	214,674
David Hopkinson	N/A	Nil	N/A	N/A	N/A	Nil	Nil	154,023
Tom Looney	N/A	Nil	N/A	N/A	N/A	Nil	Nil	214,674
Renah Persofsky	10/25/17	37,000	6.90	10/25/22	Nil	Nil	Nil	276,091
Walter Robb	N/A	Nil	N/A	N/A	N/A	Nil	Nil	154,023

Notes:

(1)                  Stock options are disclosed under the column “Option-based awards” and deferred share units are disclosed under the column “Share-based Awards”.

(2)                  Based on the closing price for the Common Shares on the TSX of $5.81 on May 29, 2020.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table discloses details of the value of incentive plan awards vested or earned during FY2020 for directors (other than NEOs).

Name	Option-based awards – Value vested during the year	Share-based awards – Value vested during the year	Non-equity incentive plan compensation – Value earned during the year
	($)	($)	($)
Jodi Butts	Nil	87,696	Nil
John M. Herhalt	Nil	141,828	Nil
David Hopkinson	Nil	141,828	Nil
Tom Looney	Nil	141,828	Nil
Renah Persofsky	Nil	141,828	Nil
Walter Robb	Nil	141,828	Nil

Exercise of Stock Options

The following table discloses details of exercises of vested options by directors (other than the NEOs) during FY2020.

Name	Number of underlying securities issued upon exercise of outstanding options	Exercise price	Date of exercise	Closing price on date of exercise	Difference between exercise price and closing price on date of exercise	Total value on exercise date
	(#)	($)	(m/d/y)	($)	($)	($)
Jodi Butts	Nil	N/A	N/A	N/A	N/A	N/A
John M. Herhalt	Nil	N/A	N/A	N/A	N/A	N/A
David Hopkinson	Nil	N/A	N/A	N/A	N/A	N/A
Tom Looney	Nil	N/A	N/A	N/A	N/A	N/A
Renah Persofsky	Nil	N/A	N/A	N/A	N/A	N/A
Walter Robb	Nil	N/A	N/A	N/A	N/A	N/A

Director Share Ownership

Non-executive directors are expected to own two times their base annual cash retainer in Aphria equity within five years of joining the Board, as further described under “Minimum Share Ownership Policy”. The base annual cash retainer of each non-executive director is $150,000, such that each non-executive director must own $300,000 in Aphria equity within five years of joining the Board. The table below summarizes the market value of each director’s (other than the NEOs) equity ownership as at the date of this Circular.

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Name	Market value of equity ownership(1)	Unvested DSU market value	Market value of ownership for Minimum Share Ownership Policy(2)	Multiple of 2020 annual cash retainer	Exceeds, meets or year to achieve share ownership requirement
	($)				($)
Jodi Butts	$237,757	111,188	125,569	0.8 ×	2024
John M. Herhalt	$367,358	111,188	256,170	1.7 ×	2023
David Hopkinson	$305,454	111,188	194,266	1.3 ×	2023
Tom Looney	$371,806	111,188	260,618	1.7 ×	2022
Renah Persofsky	$540,745	111,188	429,557	2.9 ×	Exceeds
Walter Robb	$335,104	111,188	223,916	1.5 ×	2023

Notes:

(1)                  As of the date of this Circular, calculated using the closing price for the Common Shares on the TSX of $5.93 on such date.

(2)                  Common shares, vested deferred share units and vested restricted share units are included in the calculation.

Security-based Compensation Arrangements

The Company has four security-based compensation arrangements, each of which is summarized below:

•	OLIP
•	Old Option Plan
•	Old DSU Plan
•	Legacy options issued in connection with the Company’s acquisition of Nuuvera Inc.

Omnibus Long-Term Incentive Plan

The Company’s omnibus long-term incentive plan was adopted in 2018 following its approval by the Shareholders. A full draft of the OLIP is available in Schedule “A-1” of the management information circular for the annual meeting of shareholders held November 2, 2018. The following summary of the OLIP is qualified in its entirety by the text of the OLIP.

Overview

The “Eligible Participants” under the OLIP are the directors, officers, senior executives and other employees of the Company (or a subsidiary of the Company), and consultants and service providers providing ongoing services to the Company and its affiliates, who the Compensation Committee may determine from time to time, in its sole discretion, to hold key positions in the Company (or a subsidiary of the Company). The “Participants” means the Eligible Participants that have been granted Awards under the OLIP.

Under the OLIP, Eligible Participants may receive a variety of equity-based awards that provide different types of incentives. The OLIP facilitates granting of Options, RSUs and deferred share units (“DSUs”, and collectively with Options and RSUs, “Awards”).

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All Eligible Participants are eligible to be selected to receive any Award under the OLIP, except that (i) DSUs may only be granted to Eligible Directors (as defined in the OLIP), and (ii) Eligible Directors may not be granted Options.

The Board has delegated administration of the OLIP to the Compensation Committee.

Purpose

The OLIP serves the following key purposes:

1.	To increase the interest of the Eligible Participants in the Company’s welfare.
2.	To provide an incentive to Eligible Participants to continue their services for the Company.
3.	To reward the Participants for their performance of services while working for the Company.

4.                   To enable the Company to attract and retain talent.

Adjustments to Awards

The OLIP provides that appropriate adjustments, if any, shall be made by the Compensation Committee (i) in connection with any consolidation or subdivision of Common Shares; (ii) following a reclassification, reorganization or other change of Common Shares consequent to a consolidation, merger or amalgamation with or into another corporation; or (iii) following certain special distributions to all holders of Company securities or similar events; in each case to preclude an undue dilution or enlargement of the benefits under the OLIP.

In connection with a change of control of the Company, the Compensation Committee will take steps to convert, exchange, or replace outstanding Awards into, or for, rights or other securities of substantially equivalent (or greater) value in the continuing entity. The Compensation Committee may, in its sole discretion, change the “Performance Criteria” (as defined in the OLIP) or accelerate the vesting of any or all outstanding Awards to provide that, notwithstanding the Performance Criteria and/or vesting provisions of such Awards, such designated outstanding Awards shall be fully performed and/or vested and conditionally exercisable upon (or prior to) the completion of the change of control provided that the Compensation Committee shall not, in any case, authorize the exercise of Awards beyond the expiry date of the Awards.

Post-employment

The following table describes the impact of certain events upon the rights of holders of Awards under the OLIP, subject to the terms of a Participant’s employment agreement. Under the OLIP, a Participant’s “Termination Date” is the date on which the Participant ceases to be an Eligible Participant.

Event	Provisions
Termination for cause	Immediate forfeiture of all vested and unvested Awards.
Resignation	Subject to such later expiry dates determined by the Compensation Committee: (1) All unvested Awards expire on the Termination Date. (2) All vested Awards expire on the earlier of (i) 90 days after the Termination Date, and (ii) the expiry date of the Awards, to the extent such Awards were exercisable by the Participant on the Termination Date.

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Event	Provisions
Retirement	Any unvested Awards held by the Participant as at the Termination Date will continue to vest in accordance with their applicable vesting schedules, and all vested Awards held by the Participant at the Termination Date may be exercised until the earlier of (i) the expiry date of the Awards and (ii) three years following the Termination Date, provided that if the Participant breaches any post-employment restrictive covenants in favour of the Company (including non-competition or non-solicitation covenants), then any Awards held by such Participant, whether vested or unvested, will immediately expire and the Participant shall pay to the Company any ‘‘in-the-money’’ amounts realized upon exercise of Awards following the Termination Date.
Death	Immediate vesting of all unvested Awards. All Awards expire 180 days after death.
Termination other than for reasons above	The number of Awards that may vest is subject to pro ration over the applicable vesting or performance period and shall expire on the earlier of (i) 90 days after the Termination Date and (ii) the expiry date of the Awards.

The Compensation Committee may, subject to applicable regulatory approvals, resolve that any of the provisions of the OLIP concerning the effect of termination of the Participant’s employment shall not apply for any reason acceptable to the Compensation Committee.

Recoupment (Clawback)

It is a condition of each grant of an Award that if the Company’s financial statements (the “Original Statements”) are required to be restated (other than as a result of a change in accounting policy by the Company or under IFRS applicable to the Company) within three years following the date such Original Statements were received by shareholders at the Company’s then most recent annual meeting of shareholders, and such restated financial statements (the “Restated Statements”) disclose, in the opinion of the Compensation Committee, acting reasonably, materially worse financial results than those contained in the Original Statements, then the Compensation Committee may, in its sole discretion, to the fullest extent permitted by governing law and to the extent it determines that such action is in the best interests of the Company, and in addition to any other rights that the Company may have, take any or all of the following actions, as applicable:

1.	Require the Participant to reimburse the Company for any amount paid to the Participant in respect of an Award in cash in excess of the amount that should otherwise have been paid in respect of such Award had the determination of such compensation been based upon the Restated Statements, less, in any event, the amount of taxes withheld in respect of the amount paid in cash in the year of payment.
2.	Cancel and terminate any one or more unvested Awards on or prior to the applicable maturity or vesting dates, or cancel or terminate any outstanding Awards which have vested in the 12 months prior to the date on which the Compensation Committee determines that the Original Statements are required to be restated (a “Relevant Equity Recoupment Date”).
3.	Require payment to the Company of the value of any Common Shares of the Company acquired by the Participant pursuant to an Award granted in the 12 months prior to a Relevant Equity Recoupment Date (less any amount paid by the Participant) to acquire such Common Shares and less the amount of taxes withheld in respect of such Common Shares.

Transferability of Awards

Except as set out in the OLIP, Awards are not transferable. Awards may only be exercised (i) by the Participant to whom the Awards were granted; (ii) with the Company’s prior written approval and subject to such conditions as the Company may stipulate; (iii) upon the Participant’s death, by the legal representative of the Participant’s estate; or (iv) upon the Participant’s incapacity by the legal representative having authority to manage the property of the Participant.

Options

An Option is an option granted by the Company to a Participant entitling such Participant to acquire, for each Option issued, one Common Share from treasury in consideration for the exercise price designated for such Option.

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When granting Options, the Board, on the recommendation of the Compensation Committee, shall determine, at the time of grant, the period during which such Options are exercisable, commencing on the date such Option is granted to the Participant and ending as specified in the OLIP or in the underlying option agreement, but in no event shall an Option expire on a date which is later than ten years from the date the Option is granted. The exercise price for Common Shares that are the subject of any Option shall be fixed when such Option is granted, but shall not be less than the “Market Value” (as defined in the OLIP).

Should the expiry date for an Option fall within a “Black-Out Period” (as defined in the OLIP) or within nine business days following the expiration of a Black-Out Period, such expiry date shall be automatically extended, without any further act or formality, to that date which is the tenth business day after the end of the Black-Out Period, such tenth business day to be considered the expiry date for such Option for all purposes under the OLIP. The ten-business-day period may not be extended by the Compensation Committee.

In order to facilitate the payment of the exercise price of the Options, the OLIP has a cashless exercise feature pursuant to which a Participant may elect to undertake either a broker-assisted “cashless exercise” or a “net exercise” subject to the procedures set out in the OLIP, including the consent of the Compensation Committee, where required.

In particular, a Participant may, by surrendering an Option with a properly endorsed notice of surrender, elect to receive that number of Common Shares calculated using the following formula:

X = Y * (A-B) / A

where:

X	=	the number of Common Shares to be issued to the Participant
Y	=	the number of Common Shares underlying the Options to be surrendered
A	=	the Market Value of the Common Shares as at the date of the surrender
B	=	the exercise price of such Options

DSUs

A DSU is a phantom share unit that may be awarded to an Eligible Director, subject to restrictions and conditions as the Board, on the recommendation of the Compensation Committee, may determine at the time of grant.

Each Eligible Director shall receive their annual retainer fee in the form of a grant of DSUs in each financial year. The number of DSUs so granted to an Eligible Director shall be calculated as their annual retainer fee divided by the Market Value. At the discretion of the Board, fractional DSUs will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

Unless otherwise set out in an underlying “DSU Agreement” (as defined in the OLIP), each DSU shall vest as to one half on the six-month anniversary of the date of grant and one half on the first full anniversary of the date of grant. Subject to vesting and other conditions and provisions in the OLIP and in the relevant underlying DSU Agreement, each DSU awarded to an Eligible Director shall entitle the Eligible Director to redeem such DSU for one Common Share from treasury.

Each Eligible Director shall be entitled to redeem their DSUs during the period commencing on the business day immediately following their Termination Date and ending on the date that is two years following such Termination Date, or such shorter redemption period set out in the relevant DSU Agreement, by providing a “DSU Redemption Notice” (as defined in the OLIP).

If a DSU Redemption Notice is not received by the Company on or before the 90th day following the Termination Date, the Eligible Director shall be deemed to have delivered a DSU Redemption Notice and the Company shall redeem all of the Eligible Director’s DSUs for Common Shares to be delivered to the Eligible Director, administrator or liquidator of the estate of the Eligible Director, as applicable.

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Notwithstanding any other provision of the OLIP, in the event that (i) a DSU Redemption Notice is received during a Black-Out Period or other trading restriction imposed by the Company; or (ii) the Eligible Director has not delivered a DSU Redemption Notice and the 90th day following the Termination Date falls during a Black-Out Period or other trading restriction imposed by the Company, then settlement of the applicable DSUs shall be automatically extended to the tenth business day following the date that such Black-Out Period or other trading restriction is lifted, terminated or removed.

RSUs

An RSU is an award entitling the recipient to acquire Common Shares at a purchase price (which may be zero) as determined by the Board, on the recommendation of the Compensation Committee, subject to such restrictions and conditions as the Board may determine at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives.

For each award of RSUs, the Board shall establish the period in which any Performance Criteria and/or other vesting conditions must be met in order for a Participant to be entitled to receive Common Shares in exchange for all or a portion of the RSUs held by the Participant (the “Performance Period”), provided that such Performance Period may be no longer than three years after the calendar year in which the RSU was granted.

Unless otherwise set out in an underlying “RSU Agreement” (as defined in the OLIP), each RSU shall vest as to one third on each of the first, second, and third anniversaries of the date of grant. In FY2020, RSU Agreements provided that each RSU would vest as to one half on each of the first and second anniversary of the date of grant. Subject to the vesting and other conditions and provisions set out in the OLIP and in the relevant underlying RSU Agreement, the Board shall determine whether each RSU awarded to a Participant shall entitle the Participant: (i) to receive one Common Share issued from treasury; (ii) to receive the “Cash Equivalent” (as defined in the OLIP) of one Common Share; or (iii) to elect to receive either one Common Share from treasury, the Cash Equivalent of one Common Share, or a combination thereof.

The Board shall, as necessary, determine if the Performance Criteria and/or other vesting conditions with respect to RSUs have been met (such determination date, the “RSU Vesting Determination Date”) and, as a result, establish the number of RSUs that become vested, if any. Except as otherwise provided in an underlying RSU Agreement, in the event that the vesting conditions, Performance Criteria, and Performance Period, if applicable, of certain RSUs are satisfied, such RSUs may, subject to the provisions for Black-Out Periods, be settled at any time beginning on the first business day following the applicable RSU Vesting Determination Date, but no later than the date that is five years from such RSU Vesting Determination Date (the “RSU Settlement Date”).

Settlement of RSUs shall take place promptly following the RSU Settlement Date and take the form set out in an RSU settlement notice (an “RSU Settlement Notice”) through: (a) in the case of settlement of RSUs for their Cash Equivalent, delivery of a cheque to the Participant representing the Cash Equivalent; (b) in the case of settlement of RSUs for Common Shares, delivery of a share certificate to the Participant or the entry of the Participant’s name on the share register for the Common Shares; or (c) in the case of settlement of the RSUs for a combination of cash and Common Shares, a combination of (a) and (b).

Notwithstanding any other provision of the OLIP, in the event that an RSU Settlement Date falls during a Black-Out Period or other trading restriction imposed by the Company and the Participant has not delivered an RSU Settlement Notice, then such RSU Settlement Date shall be automatically extended to the tenth business day following the date that such Black-Out Period or other trading restriction is lifted, terminated or removed.

Insider Participation Limits

The aggregate number of Common Shares (i) issued to insiders under all security-based compensation arrangements of the Company within any one-year period, and (ii) issuable to insiders at any time under all security-based compensation arrangements of the Company, shall in each case not exceed 10% of the total issued and outstanding Common Shares (on a non-diluted basis).

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No more than 1% of the total issued and outstanding Common Shares (on a non-diluted basis) from time to time shall be reserved and available for grant and issuance pursuant to Awards to Eligible Directors.

The aggregate equity value of all Awards that are eligible to be settled in Common Shares granted to an Eligible Director, within a one-year period, pursuant to all security-based compensation arrangements of the Company shall not exceed $150,000.

Evergreen Plan

The OLIP is an evergreen plan: the aggregate number of Common Shares issuable on exercise or redemption of Awards is pegged to a fraction of the issued and outstanding Common Shares from time to time. If an Award is exercised or redeemed for Common Shares, it is “returned to the pot” for a future grant of Awards. The total number of Common Shares available for issuance on exercise or redemption of Awards increases (or decreases) as the total number of issued and outstanding Common Shares increases (or decreases).

Under the OLIP, the maximum number of Common Shares issuable from treasury pursuant to Awards shall not exceed 10% of the total outstanding Common Shares from time to time less the number of Common Shares issuable pursuant to all other security-based compensation arrangements of the Company.

As an evergreen plan, the OLIP must be approved by shareholders every three years pursuant to section 613 of the TSX Company Manual. The OLIP was last approved by shareholders in 2018.

Plan Amendments

The Board may amend the OLIP or any Award at any time without the consent of a Participant provided that such amendment shall (a) not adversely alter or impair any Award previously granted except as permitted by the terms of the OLIP, (b) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSX, and (c) be subject to shareholder approval where required by law, the TSX, or the OLIP, provided however that shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to: (x) amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the OLIP; (y) changes that alter, extend or accelerate the terms of vesting or settlement applicable to any Award; and (z) a change to the Eligible Participants under the OLIP.

As described further in the OLIP, the Board is required to obtain shareholder approval to make the following amendments:

(a)                 any change to the maximum number of Common Shares issuable from treasury under the OLIP,

(b)                any amendment which (i) reduces the exercise price of any Award after such Award has been granted, or (ii) cancels an Award and substitutes for it a new Award with a reduced price;

(c)                 any amendment which extends the expiry date of any Award, or the “Restriction Period” (as defined in the OLIP) of any RSU beyond the original expiry date;

(d)                any amendment which would have the potential of broadening or increasing participation by insiders;

(e)                 any amendment which would permit any Award granted under the OLIP to be transferable or assignable by any Participant other than as is currently permitted under the OLIP;

(f)                  any amendment which increases the maximum number of Common Shares that may be (i) issuable to insiders and their associates at any time; or (ii) issued to insiders and their associates under the OLIP and any other security-based compensation arrangements of the Company in a one-year period; or

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(g)                any amendment to the amendment provisions of the OLIP;

provided that Common Shares held directly or indirectly by insiders benefiting from the amendments in sections (b) and (c) above shall be excluded when determining whether the requisite shareholder approval has been obtained.

The Board may, subject to regulatory approval, discontinue the OLIP at any time without the consent of the Participants provided that such discontinuance shall not materially and adversely affect any Awards previously granted to a Participant under the OLIP.

Amended and Restated Stock Option Plan

The amended and restated Incentive Stock Option Plan (the “Old Option Plan”) was approved at the Company’s annual and special meeting of shareholders on October 25, 2017. The Old Option Plan remains in effect, but no further awards have been (or will be) issued under it following shareholder approval of the OLIP on November 2, 2018. The Old Option Plan was originally approved by the Board in connection with the Company’s graduation from the TSX Venture Exchange to the TSX in March 2017.

A full draft (less any amendments made by the Board that did not require shareholder approval) of the Old Option Plan is available in Schedule “A-1” of the management information circular for the annual and special meeting of shareholders held October 25, 2017. The following summary of the Old Option Plan is qualified in its entirety by the text of the Old Option Plan. Capitalized terms used in this section and not otherwise defined shall have the meanings given to them in the Old Option Plan.

Overview

Under the Old Option Plan, awards of Options can be made to (i) any director, officer, or employee of, or any consultant to, the Company or any of its subsidiaries, or (ii) any Personal Holding Company (as defined in the Old Option Plan) of such an individual

Options granted under the Old Option Plan will have an Exercise Price (as defined in the Old Option Plan) that shall be fixed by the Board at the time that the Option is granted, but in no event shall it be less than the Market Price (as defined in the Old Option Plan). The term of the Options and the vesting schedule shall be determined by the Board at the time of grant, but in no case shall an Option be exercisable for a period exceeding ten years.

Notwithstanding any other provision of the Old Option Plan, if the expiry date of any vested Option falls on, or within nine business days immediately following, a date upon which the holder is prohibited from exercising the Option due to a black-out period or other trading restriction imposed by the Company, then the expiry date of the Option shall be automatically extended to the tenth business day following the date the relevant black-out period or other trading restriction imposed by the Company is lifted, terminated or removed.

A holder of options may, in lieu of exercising an Option for cash, elect to receive, instead of the Common Shares issuable upon exercise of the Option, such number of Common Shares (rounded down to the nearest whole number) equal to the value (as determined below) of such Option by surrendering the Option at the principal office of the Company together with a properly endorsed notice of exercise and a notice of cashless exercise, in which event the Company shall issue to the holder, upon exercise, that number of Common Shares calculated using the following formula:

X = (Y(A-B)/A)

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where:

X	=	the number of Common Shares to be issued to the Holder upon such cashless exercise
Y	=	the number of Common Shares issuable upon the exercise of the Options being exercised
A	=	the Market Value of the Common Shares as at the date of such cashless exercise
B	=	the exercise price of such Options

The Company does not provide financial assistance to Option holders in connection with their participation in the Old Option Plan.

Evergreen Plan

The Old Option Plan is an evergreen plan: the Company is authorized to issue such number of options which is 10% of the issued and outstanding share capital at the date of grant, less the aggregate number of Common Shares reserved for issuance or issuable under any other security-based compensation arrangements of the Company.

Participation Limits

The maximum number of Common Shares issued to insiders under the Old Option Plan, or when combined with any other previously established or proposed security-based compensation arrangements, within any one-year period, may not exceed 10% of the Common Shares issued and outstanding from time to time (calculated on a non-diluted basis).

The maximum number of Common Shares issuable to insiders under the Old Option Plan, or when combined with any other previously established or proposed security-based compensation arrangements, at any time, may not exceed 10% of the Common Shares issued and outstanding from time to time (calculated on a non-diluted basis).

The maximum number of Common Shares that may be issued to any consultant or all persons conducting investor relations activities for the Company within any one year period pursuant to the exercise of Options granted under the Old Option Plan shall not exceed 2% of the Common Shares issued and outstanding from time to time (calculated on a non-diluted basis).

Adjustments to Options

In connection with certain change of control transactions, including a take-over bid, merger or other structured acquisition, the Board may accelerate the vesting date of all unvested options such that all optionees will be entitled to exercise their full allocation of Options and in certain circumstances where such optionees’ employment is terminated in connection with such transactions, such accelerated vesting will be automatic.

Transferability of Options

Options shall not be transferable or assignable by the optionee otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of an optionee only by the optionee and after death only by the optionee’s legal representative. As a general matter and subject to Board discretion and certain specified exceptions, if the Board service, employment or consulting relationship of a participant terminates, then vested Options held by the participant will cease to be exercisable on the earlier of the original expiry date of the Option and six months after the applicable termination date and all unvested Options will terminate.

Plan Amendments

Subject to the applicable rules of the TSX, the Board may hereafter, in its absolute discretion and without the approval of Shareholders, make the following amendments to the Old Option Plan or any Option:

(a)                 amend the vesting provisions of the Old Option Plan and any certificate evidencing an Option;

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(b)                amend the Old Option Plan or an Option as necessary to comply with applicable law or the requirements of the TSX or any other regulatory body having authority over the Company, the Old Option Plan or the Shareholders;

(c)                 any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of the Old Option Plan, correct or supplement any provision of the Old Option Plan that is inconsistent with any other provision of the Old Option Plan, correct any grammatical or typographical errors or amend the definitions in the Old Option Plan regarding administration of the Old Option Plan;

(d)                amend the administration of the Old Option Plan; and

(e)                 any other amendment that does not require the approval of Shareholders under Section 1.6(d) of the Old Option Plan.

Subject to the applicable rules of the TSX, Shareholder approval is required for the following amendments to the Old Option Plan:

(a)                 any increase in the maximum number of Common Shares that may be issuable pursuant to Options granted under the Old Option Plan;

(b)                any reduction in the Exercise Price of an Option, cancellation and reissue of Options, extension of the expiry date of an Option or a substitution of Options with cash or other awards on terms that are more favourable to the optionee;

(c)                 any amendment to the insider participation limit;

(d)                any amendment to Section 1.6(c) and (d);

(e)                 any extension of the expiry date of an Option held by an insider; and

(f)                  any change that would materially modify the eligibility requirements for participation in the Old Option Plan.

Disinterested Shareholder approval, meaning the approval of a majority of Shareholders voting at a duly called and held meeting of such Shareholders, excluding votes of insiders to whom options may be granted under the Old Option Plan, is required for the following amendments to the Old Option Plan:

(a)                 any individual stock option grant that would result in any of the limitations set forth in Section 1.4(c) of the Old Option Plan being exceeded; and

(b)                any individual stock option grant that would result in the grant to insiders (as a group), within a 12-month period, of an aggregate number of Options exceeding 10% of the issued Common Shares, calculated on the date an Option is granted to any insider;

(c)                 any individual stock option grant that would result in the number of Common Shares issued to any individual in any 12-month period under the Old Option Plan exceeding 5% of the issued Common Shares of the Company, less the aggregate number of shares reserved for issuance or issuable under any other security-based compensation arrangement of the Company;

(d)                any amendment to Options held by insiders that would have the effect of decreasing the exercise price of the Options; and

(e)                 any individual stock option grant requiring Shareholder approval pursuant to applicable TSX listing rules.

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Amended and Restated DSU Plan

The amended and restated Deferred Share Unit Plan (the “Old DSU Plan”) was approved at the Company’s annual and special meeting of shareholders in 2017. The Old DSU Plan remains in effect, but no further awards have been (or will be) issued under it following shareholder approval of the OLIP in 2018. The Old DSU Plan was originally approved by the Board in connection with the Company’s graduation from the TSX Venture Exchange to the TSX in March 2017.

A full draft of the Old DSU Plan (less any amendments made by the Board that did not require shareholder approval) is available in Schedule “B-1” of the management information circular for the annual and special meeting of shareholders held October 25, 2017. The following summary of the Old DSU Plan is qualified in its entirety by the text of the Old DSU Plan. Capitalized terms used in this section and not otherwise defined shall have the meanings given to them in the Old DSU Plan.

Overview

Under the Old DSU Plan, awards of DSUs can be made to a director or officer of the Company who is designated by the Board as eligible to participate in the plan.

Under the Old DSU Plan, a participant in the plan may elect in writing, once each year, to be paid a percentage of their annual retainer or annual bonus, as applicable, in the form of DSUs, with the balance being paid in cash. If no election is made in respect of a particular fiscal year, the holder will receive the annual retainer or annual bonus, as applicable, in cash.

The number of DSUs granted at any particular time pursuant to the Old DSU Plan will be calculated by:

•	in the case of an elected amount, by dividing
•	the dollar amount of the elected amount allocated to the participant by
•	the Share Price (as defined in the Old DSU Plan) of a Common Share on the applicable award date; or
•	in the case of a grant of DSUs by dividing
•	the dollar amount of such grant by
•	the Share Price of a Common Share on the applicable grant date.

Unless otherwise stated in an applicable grant agreement, all DSUs recorded in a holder’s DSU notional account shall vest on the day of grant.

Dividend equivalents are awarded in respect of DSUs in a holder’s account on the same basis as if the holder was a Shareholder on the relevant record date, and the dividend equivalents are credited to the holder’s account as additional DSUs (or fractions thereof).

DSUs are not Common Shares and they do not entitle any holder to exercise voting rights or any other rights attaching to the ownership of common shares of the Company nor shall any holder be considered a Shareholder by virtue of the award of DSUs.

Evergreen Plan

The Old DSU Plan is an evergreen plan: the Company is authorized to issue such number of DSUs which is 10% of the issued and outstanding share capital at the date of grant, less the aggregate number of Common Shares reserved for issuance or issuable under any other security-based compensation arrangements of the Company.

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Participation Limits

The maximum number of Common Share issuable under the Old DSU Plan shall not exceed 10% of the then issued and outstanding Common Shares pursuant to the Old DSU Plan (together with any other security-based compensation arrangement of the Company), and the aggregate value of DSUs awarded to non-executive directors within any one-year period under the Old DSU Plan together with all other security based compensation arrangements of the Company shall not exceed $150,000 in value of equity per holder.

The maximum number of Common Shares issued to Insiders under the Old DSU Plan, or when combined with any other previously established or proposed share compensation arrangements, within any one-year period, may not exceed 10% of the outstanding value and the maximum number of Common Shares issuable to Insiders under the Old DSU Plan, or when combined with any other previously established or proposed share compensation arrangements, at any time, may not exceed 10% of the outstanding issue.

Transferability of DSUs

The rights or interests of a holder under the Old DSU Plan are not assignable or transferable, otherwise than by will or the laws governing the devolution of property in the event of death. Further, such rights or interests are not to be encumbered.

Redemption of DSUs

Upon a holder ceasing to be an Eligible Participant, they may, by the 90th day following the date on which the holder ceases to be an Eligible Participant, elect to receive net of any applicable withholding taxes: (i) a cash payment equal to the number of DSUs credited to the holder’s account as of their termination date, multiplied by the Share Price of the Common Shares; (ii) Common Shares purchased on the holder’s behalf on the open market by a broker; or (iii) a combination thereof.

Notwithstanding the foregoing, the Company has the absolute discretion, subject to any necessary Shareholder and regulatory approvals, to issue to the holder such number of Common Shares from treasury as equal the number of DSUs, net of the number of DSUs that would equal the applicable withholding taxes recorded in the holder’s account on the Termination Date. In the absence of the giving of a notice of redemption, the holder will be deemed to have elected a cash payment. In the event of death of a holder, no notice of redemption shall be required and the Company shall within one calendar year in the case of a holder, make a lump sum cash payment for the benefit of the trustee, administrator or other legal representative of the individual. The lump sum cash payment would be equivalent to the cash payment on the Termination Date.

Plan Amendments

Subject to the applicable rules of the TSX, the Board may hereafter, in its absolute discretion and without the approval of Shareholders, make the following amendments to the Old DSU Plan:

(a)                 amend the termination provisions;

(b)                amend the Old DSU Plan in a manner necessary or advisable because of any change in the application of securities laws;

(c)                 amend Section 4 [Administration of Plan]; and

(d)                any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of the TSX, including amendments of a “housekeeping” nature.

Notwithstanding the foregoing, the Board may not make any of the following amendments without approval by Shareholders or disinterested Shareholders (as applicable) by ordinary resolution:

(a)                 increase the number of securities issuable, otherwise than as already permitted to make equitable adjustments in the event of transactions affecting the Company or its capital;

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(b)                increase the number of securities issuable to Insiders, otherwise than as already permitted;

(c)                 permit awards other than DSUs to be made under the Old DSU Plan;

(d)                permit DSUs to be granted to persons other than Eligible Participants on a discretionary basis; and

(e)                 delete or reduce the range of amendments which require shareholder approval.

Any amendment shall not alter the terms or conditions of any DSU or impair any right of any holder of DSUs pursuant to any DSU granted prior to the amendment.

Legacy Nuuvera Options

On March 23, 2018, the Company completed its acquisition of all of the issued and outstanding shares of Nuuvera Inc. (“Nuuvera”) by court-approved plan of arrangement. Under the terms of the arrangement, all outstanding options (“Nuuvera Options”) exercisable for Nuuvera common shares (“Nuuvera Shares”) that were not exercised by 12:01 am (Toronto Time) on March 23, 2018, were exchanged for options exercisable for Common Shares (“Aphria Options”) based on an exchange ratio set out in the plan of arrangement. The terms and conditions of the Aphria Options, including the term of expiry, vesting conditions to and manner of exercising, are otherwise the same as the Nuuvera Options.

The Nuuvera Options were granted under Nuuvera’s stock option plan dated December 29, 2017 (the “Legacy Nuuvera Plan”). A full draft (less any amendments made by the Nuuvera board of directors that did not require shareholder approval) of the Legacy Nuuvera Plan is available in Schedule B of the management information circular for the special meeting of shareholders of Mira IX Acquisition Corp. (“Mira IX”) held December 14, 2017, at which Mira IX shareholders approved a qualifying transaction with Nuuvera. The following summary of the Legacy Nuuvera Plan is qualified in its entirety by the text of the Legacy Nuuvera Plan. Capitalized terms used in this section and not otherwise defined shall have the meanings given to them in the Legacy Nuuvera Plan. No further awards have been (or will be) issued under the Legacy Nuuvera Plan following Aphria’s acquisition of Nuuvera.

Overview

Category	Key Terms
Eligibility	Full-time or part-time employees, directors, officers, and consultants or advisors of Nuuvera or a subsidiary to Nuuvera
Assignable/ Transferable	Non-assignable and non-transferrable, other than by will or laws of succession
Shares Reserved for Issuance	12,000,000(1)
Vesting and Expiry	Specified in the relevant option agreement
Term	Not greater than 10 years from the date of grant, subject to limited extension if expiry date falls on or immediately blackout period self-imposed by Nuuvera due to existence of undisclosed material information
Exercise Price	No less than the Market Price (as defined in the Legacy Nuuvera Plan) per Nuuvera Share or such lower price permitted by stock exchange policies

Notes:

(1)                  No further awards have been (or will be) issued under the Legacy Nuuvera Plan following Aphria’s acquisition of Nuuvera.

Participation Limits

Under the Legacy Nuuvera Plan, unless disinterested shareholder approval is obtained, the aggregate number of Nuuvera Options granted to:

(a)                 any one person in a 12-month period must not exceed 5% of the issued and outstanding Nuuvera Shares;

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(b)                any one person that was a consultant to Aphria in a 12-month period must not exceed 2% of the issued and outstanding Nuuvera Shares;

(c)                 all persons retained to provide investor relations activities in a 12-month period must not exceed 2% of the issued and outstanding Nuuvera Shares;

(d)                the insiders of Nuuvera as a group must not exceed 10% percent of the issued and outstanding Nuuvera Shares.

Cessation of Entitlement

In the event that an optionee is terminated for Cause (as defined in the Legacy Nuuvera Plan) or resigns other than for Good Reason (as defined in the Legacy Nuuvera Plan), then any Options held by such optionee expire immediately and are cancelled on such date or at a time to be determined by the Nuuvera board, in its sole discretion. In the event an optionee is terminated without Cause or resigns for Good Reason, then the Options held by such Optionee continue to be exercisable until the earlier of: (i) the date that is 30 days after such optionee’s termination or resignation (which period increases to 120 days in the event of an optionee’s retirement or 180 days in the event of an optionee’s death or incapacity); and (ii) the date on which the particular Option expires pursuant to the Legacy Nuuvera Plan.

Pursuant to the Legacy Nuuvera Plan, if a Trigger Event (as defined in the Legacy Nuuvera Plan) were to occur, the Nuuvera board may, in its sole discretion: (a) accelerate conditionally or otherwise, on such terms as it saw fit, the vesting date of any Nuuvera Option; (b) permit the conditional exercise of any Nuuvera Option, on such terms as it saw fit; or (c) otherwise amend or modify the terms of the Nuuvera Option.

Awards Outstanding and Available for Grant

The aggregate maximum number of Common Shares issuable under each of the OLIP, the Old Option Plan and the Old DSU Plan is fixed at the number that is 10% of the issued and outstanding Common Shares from time to time, less the number of Common Shares issuable pursuant to all security-based compensation arrangements of the Company. An aggregate maximum number of 12,000,000 Nuuvera Common Shares are issuable under the Legacy Nuuvera Plan. Presently, the Company grants awards only under the OLIP.

The following table indicates, as at May 31, 2020, (a) the number of outstanding securities awarded under each security-based compensation arrangement of the Company, (b) the aggregate number of outstanding securities awarded under all arrangements, (c) the aggregate number of securities remaining available for grant under all arrangements, and (d) the aggregate maximum number of securities issuable under all arrangements.

Security-based compensation arrangement and related measures	Number of securities	Number of securities relative to the weighted average number of issued and outstanding securities in FY2020
OLIP	4,458,852	1.7%
Old Option Plan	2,729,863	1.1%
Old DSU Plan	39,240	0.0%
Legacy Nuuvera Options	258,651	0.1%
Aggregate outstanding securities awarded	7,486,606	2.9%
Remaining securities available for grant	21,165,421	8.2%
Aggregate maximum securities issuable under all arrangements	28,652,027	11.1%

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Burn Rate, Dilution and Overhang (All Security-based Compensation Arrangements)

Category	FY2020	FY2019	FY2018
Burn Rate(1)	1.61%	1.45%	4.27%
Dilution(2)	2.61%	3.22%	4.14%
Overhang(3)	10.00%	10.00%	9.92%

Notes:

(1)	The number of Common Shares underlying securities (i.e., Options, RSUs and DSUs) granted in a financial year expressed as a percentage of the weighted average number of Common Shares (basic outstanding) for the same period.

(2)                  Total number of Options, RSUs, and DSUs outstanding expressed as a percentage of the total number of Common Shares outstanding as May 31 of the applicable year.

(3)                  Total number of Options, RSUs, and DSUs outstanding plus Options, RSUs, and DSUs available for issue, expressed as a percentage of the total number of Common Shares outstanding as at May 31 of the applicable year.

Securities Authorized for Issuance under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under the Company’s equity compensation plan as at May 31, 2020:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by Shareholders	7,486,606(1)	$11.95	21,165,421(2)
Equity compensation plans not approved by Shareholders	Nil	Nil	Nil
Total	7,486,606	$11.95	21,165,421

Notes:

(1)                  Includes 2,521,384 Options outstanding under the OLIP; 2,729,863 Options outstanding under the Old Option Plan; 196,716 DSUs outstanding under the OLIP; 39,240 DSUs outstanding under the Old DSU Plan; 1,740,752 RSUs outstanding under the OLIP; and 258,651 Nuuvera Options. For a description of the equity incentive plans under which the Company can issue securities that can be exercised or redeemed for Common Shares, see “Security-based Compensation Arrangements”.

(2)                  Includes Common Shares issuable under Awards remaining available for grant under the OLIP. The OLIP is an evergreen plan: the maximum number of Common Shares issuable from treasury pursuant to Awards granted under the OLIP shall not exceed 10% of the total outstanding Common Shares from time to time less the number of Common Shares issuable pursuant to all other security-based compensation arrangements of the Company.

Indebtedness of Directors and Officers

Since the beginning of FY2020 until the date of this Circular, no individual who is, or at any time during FY2020 was, a director or executive officer of the Company, nor any proposed nominee for election as a director of the Company, nor any associate of any of the foregoing, is or has been (1) indebted to the Company or any of its subsidiaries (other than in respect of amounts which would constitute routine indebtedness) or (2) indebted to another entity, which such indebtedness is, or was at any time since the beginning of FY2020, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

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Interest of Informed Persons in Material Transactions

No director or officer of the Company, nominee for director of the Company, Shareholder who owns more than 10% of the Common Shares of the Company (or any director or executive officer of any such Shareholder), or any known associate or affiliate of such persons had any material interest, direct or indirect, in any transaction since the commencement of FY2020, or in any proposed transaction, which has materially affected or would materially affect the Company or any of its subsidiaries. There were no material related party transactions in FY2020.

Interest of Certain Persons and Companies in Matters to be Acted Upon

Management of the Company is not aware of any material interest of any director, senior officer, or nominee for director of the Company, or of any associate or affiliate of any of the foregoing, in respect of any matter to be acted on at the Meeting except as disclosed in this Circular.

Directors’ and Officers’ Liability Insurance

The Company has liability insurance to protect our directors and officers. Our current policy provides US$35,000,000 in coverage with the possibility of additional coverage for individual directors and officers on the occurrence of certain conditions, subject to a deductible of US$10,000,000. In FY2020 we paid a premium of US$7,500,000.

Statement of Corporate Governance Practices

The Board and management believe that sound and effective corporate governance is essential to Aphria’s performance. The Company has adopted a comprehensive Board of Directors Manual to ensure that: effective corporate governance practices are followed; and the Board functions independently of management. In addition, the Nominating and Governance Committee reviews the Company’s corporate governance practices and procedures on a regular basis to ensure that they address significant issues of corporate governance.

The key policies and documents of the Board of Directors include the following:

•	Mandate of the Board
•	Charters of the Board Committees
○	Audit Committee
○	Nominating and Governance Committee
○	Compensation Committee
•	Code of Business Conduct and Ethics
•	Anti-Corruption and Anti-Bribery Compliance Policy
•	Conflicts of Interest Policy
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•	Corporate Disclosure Policy
•	Delegation of Authority Policy
•	Director Independence Policy
•	Guidelines Regarding Corporate Transactions
•	Insider Trading Policy
•	Interlocking Directorships & Over-boarding Policy
•	Policy Regarding Investments and Other Opportunities (aka Corporate Opportunity Policy)
•	Whistleblower Policy

The following sections set out a description of Aphria corporate governance practices as approved by the Board and in accordance with the requirements set out in National Instrument 58-101 – Disclosure of Corporate Governance Practices. A copy of our Board Mandate is attached to this Circular as Exhibit "A".

Independence

The Board currently has seven directors, all of whom are independent (as determined in accordance with NI 52-110) except Irwin D. Simon, who is the CEO of the Company.

Outside Directorships

The Board has adopted a policy whereby no director may serve on the boards of more than four public or private companies, or equivalent bodies of non-corporate entities, that are not affiliated with the Company, without the prior consent of the Nominating and Governance Committee.

The following table sets out the directors of the Company that are, or have been within the last five years, directors of other reporting issuers.

Director	Reporting issuer	Dates held
Irwin D. Simon	MDC Partners Inc Whole Earth Brands Inc. Barnes & Noble, Inc.	Apr 2013 – present April 2019 – present Oct 2018 – Aug 2019
Jodi Butts	Canada Goose Holdings Inc.	Nov 2017 – present
Renah Persofsky	SOL Global Investments Corp.	Mar 2018 – Apr 2018
Walter Robb	The Container Store Group Incorporated Whole Foods Market, Inc.	Sep 2013 – present May 2010 – Aug 2017

Meetings of Independent Directors

The Board believes that, given its size and structure, it is able to facilitate independent judgment in carrying out its responsibilities. The independent directors have appointed an independent vice chair / lead director. Furthermore, the Board has adopted a policy whereby the independent directors hold a portion of each meeting without management present.

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Attendance

The following table sets out the total number of meetings held by the Board and each of its standing committees in FY2020.

Body	Meetings held
Board	12
Audit Committee	4
Nominating and Governance Committee	2
Compensation Committee	7

The attendance record of each director during FY2020 is set out below.

Director	Board	Audit Committee	Nominating and Governance Committee	Compensation Committee
Irwin D. Simon	12/12	-	-	-
Jodi Butts(1)	9/9	-	2/2	-
John M. Herhalt	12/12	4/4	-	-
David Hopkinson	12/12	-	1/2	6/7
Tom Looney	11/12	4/4	-	7/7
Renah Persofsky	12/12	-	2/2	-
Walter Robb	10/12	4/4	-	7/7

Notes:

(1)       Jodi Butts was elected as a director on November 14, 2019.

Chair of the Board

Irwin D. Simon serves as Chair of the Board (the “Chair”) and is not considered independent due to his position as CEO. The primary functions of the Chair are to facilitate the operations and deliberations of the Board and the satisfaction of the Board’s responsibilities under its mandate. The Chair’s key responsibilities include duties relating to setting Board meeting agendas, chairing Board and Shareholders’ meetings, identifying guidelines for the selection of, and evaluation of conduct of, the directors and acting as a liaison between the Board and management.

The mandate of the Chair of the Board has been posted on the Company’s website at aphriainc.com/investors.

INDEPENDENT VICE CHAIR / LEAD DIRECTOR

Renah Persofsky, an independent director, serves as independent vice chair of the Board, having been appointed to such position by the independent directors on November 14, 2019. As vice chair of the Board, Renah Persofsky also acts in the capacity as the lead director.

The vice chair / lead director is responsible for supporting the effective performance of the independent directors on the Board. The primary functions of the vice chair / lead director are providing input on Board meeting agenda items that are requested by independent directors, chairing meetings of independent directors (outside of Board committee work), ensuring that the independent directors meet periodically without management and non-independent directors present, and acting as liaison between the Board and the independent directors.

The mandate of the vice chair / lead director of the Board has been posted on the Company’s website at aphriainc.com/investors.

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Board Tenure

Aphria believes that it is crucial that directors understand our industry and our business and this requires a certain length of tenure on the Board. Long-term directors accumulate extensive company knowledge while new directors bring new experience and perspectives to the Board. To achieve an appropriate balance of both, and to ensure an effective Board, Aphria has established term limits for its independent directors. Independent directors will not be nominated for re-election after reaching the earlier of five years of service on the Board or 70 years of age except in exceptional circumstances. However, the Chair of the Board may serve a full five year term as Chair regardless of number of years of service on the Board. No individual director, including the Chair, may serve a continuous term greater than that permitted above. Once the director has reached the end of their term, they will not be eligible to stand for election for a period of at least 12 months.

Director and Executive Officer Diversity

The Company has adopted a policy that sets out its approach to achieving and maintaining diversity on the Board and within senior management, a summary of which is set out below.

The Company believes in diversity and values the benefits that diversity can bring to its Board and senior management. Diversity promotes the inclusion of different perspectives and ideas, mitigates against group think, and ensures that the Company has the opportunity to benefit from all available talent. The promotion of a diverse Board and senior management makes prudent business sense and makes for better corporate governance.

The Company believes that it benefits from a diversity of viewpoints, backgrounds, skills, and experience. The Company recognizes that gender diversity is a significant component of diversity and acknowledges the important role that women, with appropriate and relevant skills and experience, play in contributing to the Company’s stewardship and management. The Company seeks to maintain a Board and senior management comprised of talented and dedicated individuals with a diverse mix of expertise, experience, skills and backgrounds.

In respect of both the Board and senior management, the Company is committed to a merit-based system within a diverse and inclusive culture which solicits multiple perspectives and views and is free from bias or discrimination. Accordingly, the Nominating and Governance Committee, and any other person or committee responsible for the selection and retention of director nominees or senior management appointees, shall follow a balanced approach in identifying the factors to be considered as new members are added to the team, and shall consider talents, experience, functional expertise, as well as personal skills, character, and qualities. In particular, they shall consider the representation of women and other forms of diversity when making recommendations with a view to continuing to broaden recruiting efforts to attract and retain qualified diverse candidates.

The Nominating and Governance Committee will also engage in periodic evaluation of individual directors to identify strengths and areas for improvements, take measures to ensure that the nominee recruitment and identification process fosters progression of diverse candidates, and make recommendations in respect of diverse representation on the Board.

Currently, two directors of Aphria are women (29% of the Board). Additionally, three executive officers are women (33% of executive officers) and three members of the Company’s full senior management team are women (50% of the full senior management team). Aphria aspires to attain, by its annual meeting of shareholders in 2021, and thereafter maintain, a target of at least 30% women on its Board and its executive officer team. Aphria will continue to promote its objectives through the initiatives set out in the diversity policy with a view to identifying and fostering the development of a suitable pool of candidates for nomination or appointment over time.

Succession

The Board considers succession planning for the Chief Executive Officer and Chief Financial Officer and other executive positions as a continual process for contingency as well as longer term requirements in order to lessen disruption in the event of a prolonged absence or a departure. In FY2020, the Board approved potential successors for each of the individuals currently filling such roles for contingency planning.

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Assessments

The Nominating and Governance Committee conducts an annual evaluation of the Board’s effectiveness which involves a director self-assessment. The self-assessment asks directors to, among other things, assess their performance as a director, list items the Board should focus on as priorities for the upcoming year and rank the Board’s performance in various categories The Nominating and Governance Committee reports the results of the evaluation to the Board.

Mandate of the Board of Directors

The Board is responsible for supervising the management of Aphria business and affairs and has adopted the written mandate set out in Exhibit "A". The Board’s principal responsibilities relate to the stewardship of management and are summarized below:

•	Strategic planning – The Board adopts a strategic planning process to establish objectives and goals for Aphria’s business and reviews, and approves and modifies, as appropriate, strategies proposed by management to achieve objectives and goals. The Board also reviews and approves an annual strategic plan.
•	Risk management – The Board, in conjunction with management, identifies the principal risks of Aphria’s business and oversees management’s implementation of appropriate systems to effectively monitor, manage and mitigate the impact of such risks.
•	Corporate governance training – The Board ensures critical baseline levels of awareness and good corporate governance practices by requiring (i) certification and training for nominated directors with limited public company experience and (ii) ongoing and enhanced training for senior management.
•	Corporate social responsibility, ethics and integrity – The Board provides leadership to Aphria in support of its commitment to corporate social responsibility, sets the ethical tone for Aphria and its management and fosters ethical and responsible decision making by management.
•	Succession planning, appointment and supervision of management – The Board approves the succession plan for Aphria and approves the compensation of the CEO and the other senior officers of Aphria.
•	Financial information – The Board approves all regulatory filings, capital investments as deemed necessary, equity financings, borrowings and all annual operating plans and budgets. The Board adopts procedures that seek to ensure the integrity of internal controls and management information systems, ensures compliance with all applicable laws, rules and regulations and prevents violations of applicable laws, rules and regulations relating to financial reporting and disclosure, violations of Aphria’s Code of Business Conduct and Ethics and fraud against shareholders.
•	Corporate disclosure and communications – The Board seeks to ensure that all corporate disclosure complies with all applicable laws, rules and regulations. In addition, the Board adopts procedures that seek to ensure the Board receives feedback from security holders on material issues. In connection with the foregoing, the Board has established a Corporate Disclosure Policy.
•	Board committees – The Board may delegate certain matters it is responsible for to Board committees.
•	Corporate policies – The Board adopts and annually reviews policies and procedures designed to ensure that Aphria, its directors, officers and employees comply with all applicable laws, rules and regulations and conduct Aphria’s business ethically and with honesty and integrity.

The mandate of the Board is reviewed and considered by the Board for approval each year.

Position Descriptions (Mandates)

The Board has adopted a written position description (mandate) for the Chair, which sets out the Chair of the Board’s key responsibilities, including, among others, duties relating to setting Board meeting agendas, chairing Board and Shareholders’ meetings, identifying guidelines for the selection of, and evaluation of conduct of, the directors and acting as a liaison between the Board and management. See “Chair of the Board”, above. The Board has also adopted a written position description (mandate) for the vice chair / lead director of the Board. See “Independent Vice Chair / Lead Director”, above.

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The Board has adopted a written position description (mandate) for the chair of each of the Audit Committee, Nominating and Governance Committee, and Compensation Committee, which sets out such chair’s key responsibilities, including, among others, duties relating to setting committee meeting agendas, chairing committee meetings and working with the respective committee members and management to ensure, to the greatest extent possible, the effective functioning of the committee. The mandates of the committee chairs have been posted on the Company’s website at aphriainc.com/investors.

The Board established a comprehensive job description for the CEO’s responsibilities when considering the scope of the Interim CEO position which comprised, among other things, developing high quality business strategies and plans, overseeing all operations and business activities, and engaging in effective communication with shareholders. Upon entering the formal employment agreement with Mr. Simon, the Board then operationalized those responsibilities with targets used to establish the CEO’s eligibility to achieve the STIP and LTIP.

Orientation and Continuing Education

The Board of Directors Manual serves as comprehensive orientation materials for new and continuing Board members on the Company’s governance and policies. In addition, the Company provides ad hoc and as-needed orientation and education to new Board members on an individualized basis. The Company also supports continuing education for Board members and provides reimbursement for its directors that attend programming offered by the Institute of Corporate Directors.

Nomination of Directors

The Nominating and Governance Committee oversees the nomination of directors – it proposes to the Board nominees it believes to be qualified as directors and, in doing so, considers both the opportunities and risks facing Aphria, Aphria’s Diversity Policy, and the independence, expertise, experience, personal qualities and ability to make the necessary time commitment of a director in order to add value to Aphria. Aligned with the Company’s longer term strategic focus, the Nominating and Governance Committee develops and maintains a matrix that specifies the existing experience and strengths of Board members, as well as areas of expertise and experience that should be represented on the Board. The Nominating and Governance Committee monitors the current and future profile of the Board and determines the skills and competencies it should seek in new Board members.

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Board Skills Matrix

The table below lists the top five skills and competencies of each director nominee.

	I. Simon	J. Butts	J.M. Herhalt	D. Hopkinson	T. Looney	R. Persofsky	W. Robb
Executive leadership / strategy	✓	✓		✓	✓	✓
CPA designation / CFO experience			✓
Finance and capital markets							✓
Information technology and innovation						✓
International business	✓		✓	✓	✓	✓	✓
Legal and regulatory		✓	✓
Lifestyle industries				✓	✓
Pharmaceutical / biomedical industry		✓
Public company board experience	✓	✓					✓
Public company CEO experience	✓						✓
Retail / consumer products			✓	✓	✓		✓
Consulting experience			✓			✓
Marketing / branding	✓	✓		✓	✓	✓

Majority Voting Policy

The Board has adopted a majority voting policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes ‘‘withheld’’ than votes ‘‘for’’ shall tender their resignation to the Chair of the Board promptly following the Shareholders’ meeting. The Nominating and Governance Committee will consider the offer of resignation and will make a recommendation to the Board on whether to accept such offer. In considering whether or not to accept the resignation, the Nominating and Governance Committee will consider all factors deemed relevant by the members of the Nominating and Governance Committee. The Nominating and Governance Committee will be expected to recommend acceptance of the resignation except in situations where “exceptional circumstances” (as provided in the TSX Company Manual) would warrant the applicable director continuing to serve on the Board. The Board will make the final decision as to whether or not to accept the recommendation and announce their decision in a press release, a copy of which shall be concurrently delivered to the TSX, within 90 days following the date of the Shareholders’ meeting. Should the Board decline to accept the resignation, such press release will state the reasons for the Board’s decision. The resignation of a director will be effective when accepted by the Board. A director who tenders their resignation pursuant to this policy will not participate in any meeting of the Board or the Nominating and Governance Committee at which their resignation is considered.

Regulatory Matters

In accordance with the requirements of the Cannabis Act, each director of the Company holds a security clearance.

Board Committees

As at the date of this Circular, the Board has three committees: the Audit Committee, the Nominating and Governance Committee, and the Compensation Committee.

The Nominating and Governance Committee identifies and recommends to the Board the names of directors to serve as members of the other committees of Aphria as may exist from time to time. In addition, the Nominating and Governance Committee recommends to the Board a member of each Board committee to serve as chair of the applicable committee, and identifies names of directors to fill vacancies on committees.

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Audit Committee

As at the date of this Circular, the Audit Committee consisted of John M. Herhalt (Chair), Tom Looney and Walter Robb, all of whom are considered “independent” and “financially literate” within the meaning of NI 52-110. No executive officers of the Company sit on the Audit Committee. The Audit Committee was established to assist the Board in fulfilling its oversight responsibilities relating to Aphria’s financial statements and accounting practices. In particular, the purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to: (i) financial reporting and disclosure requirements, (ii) ensuring that an effective risk management and financial control framework has been implemented and tested by management of Aphria and (iii) external audit processes.

For more information, please see “Audit Committee Information” starting on page 74 of the Company’s Annual Information Form for FY2020, which has been posted on the Company’s website at aphriainc.com/investors and on Aphria’s profile at www.SEDAR.com. The full text of the Audit Committee’s charter is also contained in the Annual Information Form.

Nominating and Governance Committee

As at the date of this Circular, the Nominating and Governance Committee consisted of and Renah Persofsky (Chair), Jodi Butts and David Hopkinson, all of whom are considered “independent” within the meaning of NI 52-110. No executive officers of the Company sit on the Nominating and Governance Committee. The Nominating and Governance Committee assists the Board in: (i) identifying potential nominees to the Board; (ii) assessing the effectiveness of the directors, the Board and the various committees of the Board and the composition of the Board and its committees; (iii) discharging its responsibilities regarding the compensation of the non-executive members of the Board; and (iv) developing and recommending to the Board governance principles and policies and otherwise assisting to discharge the Board’s responsibilities related to overall corporate governance of the organization.

Compensation Committee

As at the date of this Circular, the Compensation Committee consisted of Walter Robb (Chair), David Hopkinson and Tom Looney all of whom are considered “independent” within the meaning of NI 52-110. No executive officers of the Company sit on the Compensation Committee. The Compensation Committee assists the Board in: (i) supporting the CEO in its responsibilities regarding executive compensation; (ii) setting objectives for the CEO and evaluating the CEO’s performance; (iii) monitoring management’s succession plan for the CEO and other senior management; and (iv) monitoring compliance with the Company’s minimum share ownership policy.

For a description of the process by which the Board determines the compensation of the Company’s directors and officers see “Compensation Discussion and Analysis”.

Anti-Hedging Policy

Under the Company’s insider trading policy, Company insiders are not permitted to enter into any transaction that has the effect of offsetting the economic value of any direct or indirect interest of such insiders in securities of Aphria. This includes the purchase of financial instruments such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in the market value of equity securities granted to such Insiders as compensation or otherwise held directly or indirectly by such Insiders. Hedging may also not be utilized to otherwise offset the value of any shareholding requirements under Aphria’s share ownership requirements for executive management and directors.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics applicable to all directors, officers, and employees of, and all consultants and contractors to, the Company, and which has been posted on the Company’s website at aphriainc.com/investors and on Aphria’s profile at www.SEDAR.com. Each person to whom the Code of Business Conduct and Ethics applies must provide an annual certification of compliance with the Code, confirming compliance with all laws, rules, and regulations of the jurisdictions where they carry out their duties and where the Company is conducting its business activities, as well as compliance with all Company policies.

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In addition, the Board has adopted policies and guidelines to ensure that directors exercise independent judgement when considering transactions where they may have a material interest. These include the Conflict of Interest Policy and the Policy regarding Investments and Other Opportunities. Pursuant to these policies and as required by applicable law, directors are required to identify and disclose their potential or actual conflicts of interest to the Company and abstain from participating in discussions and/or voting on these matters in accordance with applicable law. Directors are also prohibited from appropriating for themselves or diverting to others any business opportunity which rightly belongs to Aphria.

The Board has also adopted Guidelines regarding Corporation Transactions which sets out guidelines to be followed when the Company engages in corporate transactions including mergers, acquisitions and joint ventures. The guidelines require that upon the introduction of a transaction, an assessment be conducted to determine whether there is a conflict of interest or if the transaction would be considered a related party transaction or otherwise provide a benefit to a director, officer or other related party to the Company and whether a special committee should be established. The special committee will consist of directors that do not have a conflict of interest with respect to the matter under consideration.

The Board has also adopted a Policy Regarding the Retention of Experts for Corporate Transactions with the purpose of facilitating the identification and consideration of the compensation structure, relationships and potential conflicts of experts. Among other things, the policy requires that to assist in assessing the independence of any expert that the Board or Aphria is considering retaining, Aphria is required to present the Board information such as disclosure of past engagements, financial interest and other factors that would be relevant in determining the independence of the expert.

Communicating with the Board

The Board believes in the importance of open and constructive dialogue with shareholders.

Shareholders, employees and others can communicate directly with the Board by contacting the Chair:

Chair of the Board Email: chair@aphria.com

Aphria Inc.

98 Talbot Street West,

Leamington, Ontario N8H 1M8

Canada

The Chair will always try to respond in a timely manner with support from the Corporate Secretary. The Chair will review all meeting requests and consult with the Corporate Secretary as appropriate. Any meetings with shareholders or other stakeholders must respect the terms of our corporate disclosure policy.

Approval

The contents and delivery of this Circular have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

“Irwin D. Simon”

Irwin D. Simon
Chief Executive Officer and Chair of the Board of Directors

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Exhibit "A"

Board Mandate

1.	Introduction

The board of directors (the "Board") of Aphria Inc. ("Aphria" or the "Company") is elected by the shareholders of Aphria and is responsible for the stewardship of Aphria. The purpose of this mandate is to describe the principal duties and responsibilities of the Board, as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities.

2.        Chairman of the Board

The Chair of the Board ("Chair") will be appointed by the Board, after considering the recommendation of the Nominating and Governance Committee, for such term as the Board may determine. If the Chair is not an Independent Director, the Board shall also appoint a Lead Director who must be an Independent Director.

3.        Independence

At least two-thirds of the directors on the Company's Board shall be Independent Directors.

4.	Role and Responsibilities of the Board

The role of the Board is to represent the shareholders of Aphria, enhance and maximize shareholder value and conduct the business and affairs of Aphria ethically and in accordance with the highest standards of corporate governance. The Board is ultimately accountable and responsible for providing independent, effective leadership in supervising the management of the business and affairs of Aphria. The responsibilities of the Board include:

(a)	managing conflicts of interest, including ensuring that no appearance of a conflict of interest could taint the Board's deliberations;
(b)	candour with and loyalty to the Company;
(c)	maintaining confidential information;
(d)	adopting a strategic planning process;
(e)	being involved in the early stages of all key transactions and initiatives;
(f)	reviewing and approving annual operating plans and budgets;
(g)	overseeing the Company's commitment to corporate social responsibility, ethics and integrity;
(h)	regularly assessing the abilities, judgement and integrity of management and considering whether any changes are required;
(i)	succession planning, including the appointment, training and supervision of management;
(j)	delegations and general approval guidelines for management;
(k)	monitoring financial reporting and management;
(l)	monitoring internal control and management information systems;
(m)	corporate disclosure and communications;
(n)	cooperating with any special committee investigation;
(o)	adopting measures for receiving feedback from stakeholders; and
(p)	adopting key corporate policies designed to ensure that Aphria, its directors, officers and employees comply with all applicable laws, rules and regulations and conduct their business ethically and with honesty and integrity.
A-1

Meetings of the Board will be held at least quarterly, with additional meetings to be held depending on the state of Aphria's affairs and in light of opportunities or risks which Aphria faces. Board members are expected to attend a minimum of 75% of Board meetings and meetings of committees on which they serve, as well as each annual meeting of the shareholders of Aphria. In addition, the Board and each Committee of the Board shall meet without management for a portion of each meeting.

The Board will delegate responsibility for the day-to-day management of Aphria's business and affairs to Aphria's senior officers and will supervise such senior officers appropriately.

The Board may delegate certain matters it is responsible for to Board committees, presently consisting of (i) the Audit Committee, (ii) the Compensation Committee and (iii) the Nominating and Governance Committee. The Board will, however, retain its oversight function and ultimate responsibility for these matters and all delegated responsibilities.

5.	Strategic Planning Process and Risk Management

The Board will adopt a strategic planning process to establish objectives and goals for Aphria's business and will review, approve and modify as appropriate the strategies proposed by senior management to achieve such objectives and goals. The Board will review and approve, at least on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of Aphria's business and affairs.

The Board, in conjunction with management, will identify the principal risks of Aphria's business and oversee management's implementation of appropriate systems to effectively monitor, manage and mitigate the impact of such risks.

6.	Critical Corporate Governance Training

The Board will ensure critical baseline levels of awareness of good corporate governance practices by requiring 1) certification and training for nominated directors with limited public company experience and 2) ongoing and enhanced training for long standing directors and senior management.

7.	Corporate Social Responsibility, Ethics and Integrity

The Board will provide leadership to Aphria in support of its commitment to Corporate Social Responsibility, set the ethical tone for Aphria and its management and foster ethical and responsible decision making by management. The Board will take all reasonable steps to satisfy itself of the integrity of the Chief Executive Officer and management and satisfy itself that the Chief Executive Officer and management create a culture of integrity throughout the organization.

8.	Succession Planning, Appointment and Supervision of Management

The Board will approve the succession plan for Aphria, including the selection, appointment, supervision and evaluation of the Chief Executive Officer and the other senior officers of Aphria, and will also approve the compensation of the Chief Executive Officer and the other senior officers of Aphria.

A-2

9.       Delegations and Approval Authorities

The Board will delegate to the Chief Executive Officer and senior management authority over the day-to-day management of the business and affairs of Aphria. This delegation of authority will be subject to specified financial limits and any transactions or arrangements in excess of general authority guidelines will be reviewed by and subject to the prior approval of the Board.

10.	Monitoring of Financial Reporting and Management

The Board will approve all regulatory filings, including the annual audited financial statements, interim financial statements, the financial notes and management discussion and analysis accompanying such financial statements, quarterly and annual reports, management proxy circulars, annual information forms, prospectuses, and all capital investments as deemed necessary, equity financings, borrowings and all annual operating plans and budgets.

The Board will adopt procedures that seek to: ensure the integrity of internal controls and management information systems; ensure compliance with all applicable laws, rules and regulations; and prevent violations of applicable laws, rules and regulations relating to financial reporting and disclosure, violations of Aphria's Code of Business Conduct and Ethics and fraud against shareholders.

11.	Corporate Disclosure and Communications

The Board will seek to ensure that all corporate disclosure complies with all applicable laws, rules and regulations and the rules and regulations of the stock exchanges upon which Aphria's securities are listed. In addition, the Board will adopt procedures that seek to ensure the Board receives feedback from security holders on material issues.

12.	Corporate Policies

The Board will adopt and annually review policies and procedures designed to ensure that Aphria, its directors, officers and employees comply with all applicable laws, rules and regulations and conduct Aphria's business ethically and with honesty and integrity. Principal policies consist of:

(a)	Anti- Corruption and Anti-Bribery Policy
(b)	Code of Business Conduct and Ethics
(c)	Board Chair Mandate
(d)	Lead Director Mandate
(e)	Audit Committee Charter
(f)	Audit Committee Chair Mandate
(g)	Nominating and Governance Committee Charter
(h)	Nominating and Governance Committee Chair Mandate
(i)	Compensation Committee Charter
(j)	Compensation Committee Chair Mandate
(k)	Conflict of Interest Policy
(l)	Corporate Disclosure Policy
(m)	Delegation of Authority Policy
(n)	Director Independence Policy
(o)	Diversity Policy
A-3

(p)	Guidelines Regarding Corporate Transactions
(q)	Insider Trading Policy
(r)	Interlocking Directorships and Over-boarding Policy
(s)	Majority Voting Policy
(t)	Minimum Share Ownership Policy
(u)	Policy Regarding Investments and Other Opportunities (aka Corporate Opportunity Policy)
(v)	Policy Regarding the Retention of Experts for Corporate Transactions
(w)	Whistleblower Policy
13.	Review of Mandate

The Chair will annually review and assess the adequacy of, and compliance with, this mandate and recommend any proposed changes to the Board for consideration.

A-4

Exhibit "B"

Virtual Meeting Guide

See attached.

B-1

Computershare

VIRTUAL AGM USER GUIDE

Getting Started

This year's annual meeting will be held virtually. You can participate online using your smartphone, tablet or computer.

By participating online, you will be able to listen to a live audio cast of the meeting, ask questions online and submit your votes in real time.

As usual, you may also provide voting instructions before the meeting by completing the Form of Proxy or voting information form that has been provided to you.

Important Notice for Non-Registered Holders:

Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy will not be able to participate at the meeting.

If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting information form and in the management information circular relating to the meeting, in order to appoint and register yourself as proxy, otherwise you will be required to login as a guest.

In order to participate online:

Before the meeting:

1. Check that your browser for whichever device you are using is compatible. Visit https://web.lumiagm.com/220194008 on your smartphone, tablet or computer. You will need the latest version of Chrome, Safari, Edge or Firefox.
2. All securityholders MUST register any 3rd party appointments at www.computershare.com/aphria Failure to do so will result in the appointee not receiving login credentials.

Gather the information you need to access the online meeting:

Meeting ID:
220194008

Password:
aphria2020

To log in, you must have the following information:

Registered Holders
The 15 digit control number provided on your form of proxy provided by Computershare, which constitutes your user name.

Appointed Proxy
The user name provided by Computershare via email, provided your appointment has been registered.

Broadcast **The broadcast bar:** Allows you to view and listen to the proceedings.

Home page icon: Displays meeting information

Questions icon: Used to ask questions

Voting icon: Used to vote. Only visible when the chairperson opens poll.

1. To proceed to the meeting, you will need to read and accept the Terms and Conditions.

2. Registered holders: Your user name is the 15 digit control number printed on your proxy form.

   Appointed proxy holders: Your user name can be found in the email sent to you from Computershare.

AGM_V_C_APR2020

Computershare

3 Once logged in, you will see the home page, which displays the meeting documents and information on the meeting.

Icons will be displayed in different areas, depending on the device you are using.

Your Company

4 To view proceedings you must tap the broadcast arrow on your screen.

Toggle between the up and down arrow to view another screen.

TO VOTE

5 When the Chair declares the poll open :

- A voting icon will appear on your device and the Meeting Resolutions will be displayed.
- To vote, tap one of the voting options. Your response will be highlighted.

The number of items you have voted on, or are yet to vote on, is displayed at the top of the screen.

Votes may be changed up to the time the chair closes the poll.

NOTE: On some devices, in order to vote, you may need to minimize the audio cast by selecting the arrow in the broadcast bar. Audio will still be available. To return to the audio cast after voting, select the arrow again.

TO ASK QUESTIONS

6 Tap on the Questions icon then press the **button** to submit a question.

Compose your question and select the send icon .

Confirmation that your message has been received will appear.

Your Company

AGM_V_EN_APR2020